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Annual Meeting
Calgary, Alberta
April 22, 2009

ENCANA CORPORATION

NOTICE OF
2009 ANNUAL MEETING OF SHAREHOLDERS
AND
INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	i
GENERAL INFORMATION	1
VOTING INFORMATION	1
VOTING	1
MATTERS TO BE VOTED ON	1
HOW TO VOTE – REGISTERED SHAREHOLDERS	2
COMPLETING THE PROXY FORM	2
CHANGING YOUR VOTE – REGISTERED SHAREHOLDERS	2
HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS	3
CHANGING YOUR VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS	3
HOW THE VOTES ARE COUNTED	3
PURPOSES OF THE MEETING	4
FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	4
Majority Voting	4
Nominees for Election	4
APPOINTMENT OF AUDITORS	9
AUDITORS' FEES	10
STATEMENT OF EXECUTIVE COMPENSATION	10
COMPENSATION DISCUSSION AND ANALYSIS	10
Introduction	10
Our Compensation Philosophy and Objectives	10
Our Compensation Program	11
Elements of Total Compensation	11
Market Data Comparisons and our Peer Group	12
Base Salary	12
Annual Incentive Program – High Performance Results Awards	13
Long-Term Incentive Program	17
Other Compensation Arrangements (and Perquisites)	18
Retirement/Pension Arrangements	18
Special Retention Arrangement – 2004 to 2008	18
Special Annual Incentive – 2008	18
Performance Graph	19
Share Ownership Guidelines	19
Conclusion	19
SUMMARY COMPENSATION TABLE	20
OUTSTANDING OPTION-BASED AWARDS	21
INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR	22
DEFINED BENEFIT PENSION TABLE	23
DEFINED CONTRIBUTION PENSION TABLE	24
EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS	24
Change in Control Table	25
DIRECTOR COMPENSATION	25
Director Compensation Table	26
EQUITY COMPENSATION PLAN INFORMATION	27
EMPLOYEE STOCK OPTION PLAN	27
Administration	27
Common Shares Reserved	27
Grant of Options, Exercise Price, Vesting and Expiry	27
Performance Vesting Criteria	27
Tandem SARs	27
Non-Assignable, No Rights as a Shareholder and Adjustments	27
Blackout Extension Period	27
Specific Amendment Provision	27
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	28
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	28
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	28
BOARD OF DIRECTORS	29
Independence	29
Majority Voting for Directors	29
Board Tenure	29
Board Meetings	29
Non-EnCana Directorships	29
BOARD MANDATE	29
Supervision of Management	29
EnCana's Strategic Plan	29
Risk Management	30
Communications	30
Expectations of Directors	30
Corporate Governance	30
POSITION DESCRIPTIONS	30
ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS	30
ETHICAL BUSINESS CONDUCT	30
NOMINATION OF DIRECTORS	31
COMPENSATION	31
AUDIT COMMITTEE	32
OTHER BOARD COMMITTEES	33
Reserves Committee	33
Corporate Responsibility, Environment, Health and Safety Committee	33
Committees Created for Proposed Arrangement	33
ASSESSMENTS OF THE BOARD	33
KEY GOVERNANCE DOCUMENTS	33
OTHER MATTERS	34
SHAREHOLDER PROPOSALS	34
ADDITIONAL INFORMATION	34
QUESTIONS AND OTHER ASSISTANCE	34
DIRECTORS' APPROVAL	34
APPENDIX A – Advisory Regarding Reserves Data and Other Oil and Gas Information / Non-GAAP Measures	A-1
APPENDIX B – Board of Directors' Mandate	B-1

ENCANA CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

THE HOLDERS OF COMMON SHARES OF ENCANA CORPORATION ARE INVITED TO OUR ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING")

WHEN

Wednesday, April 22, 2009
2:00 p.m. (Calgary time)

WHERE

Calgary TELUS Convention Centre
Exhibition Hall E, 2nd Floor, North Building
136 - 8 Avenue S.E.
Calgary, Alberta, Canada

WHAT THE MEETING IS ABOUT

The purposes of the Meeting are:

1.
to receive the Consolidated Financial Statements and the Auditors' Report for the year ended December 31, 2008;

2.
to elect directors;

3.
to appoint auditors for the ensuing year and authorize the directors to fix their remuneration; and

4.
to transact such other business as may properly be brought before the Meeting or any adjournments thereof.

WHO HAS THE RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement, if you were a holder of common shares of EnCana Corporation ("Common Shares") as at the close of business on Monday, March 9, 2009.

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either in person or by proxy, at the Meeting. To be used at the Meeting, completed proxies must be received by our transfer agent, CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, by 2:00 p.m. (Calgary time) on April 20, 2009 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

The accompanying Information Circular tells you more about how to vote your Common Shares. If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc. ("Georgeson"), toll-free in North America at 1-866-725-6576.

WEBCAST

A live audio webcast of the Meeting will be available on our website at www.encana.com.

By Order of the Board of Directors of EnCana Corporation

Kerry D. Dyte
Corporate Secretary

Calgary, Alberta
March 11, 2009

i

ENCANA CORPORATION

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of EnCana Corporation for use at the Meeting and any adjournment or postponement thereof. In this document, "we", "us", "our", "company", "Corporation" and "EnCana" refer to EnCana Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by directors and regular employees of EnCana.

We have also retained Georgeson to solicit proxies for us in Canada and the United States at a fee of approximately $35,000, plus out-of-pocket expenses.

All expenses in connection with the solicitation of proxies will be borne by EnCana.

If you have questions about the information contained in this Information Circular or require assistance in completing your proxy form, please call Georgeson at 1-866-725-6576 (North American toll-free).

Unless otherwise stated, the information contained in this Information Circular is given as at February 28, 2009. All dollar amounts are expressed in Canadian dollars, except for the dollar amounts contained in the "Statement of Executive Compensation", which are expressed in United States ("US") dollars, and except as otherwise stated.

VOTING INFORMATION

YOUR VOTE IS IMPORTANT – AS A SHAREHOLDER, IT IS VERY IMPORTANT THAT YOU READ THIS INFORMATION CIRCULAR CAREFULLY AND THEN VOTE YOUR COMMON SHARES, EITHER BY PROXY OR IN PERSON, AT THE MEETING.

VOTING

You may convey your voting instructions as follows:

1.
by mail;

2.
by fax;

3.
by telephone;

4.
on the Internet; or

5.
by appointing another person to attend the Meeting and vote your Common Shares for you.

You may authorize the directors of EnCana who are named on the proxy form to vote your Common Shares for you at the Meeting or any adjournment or postponement thereof. A proxy form is included in this package.

The directors who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint another proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

If you are voting your Common Shares by proxy, our registrar and transfer agent, CIBC Mellon Trust Company ("CIBC Mellon"), or other agents we appoint, must receive your completed proxy form by 2:00 p.m. (Calgary time) on April 20, 2009 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Please follow the instructions below based on whether you are a Registered or Non-Registered (or Beneficial) Shareholder.

You are a Registered Shareholder

You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate. Your proxy form tells you whether you are a Registered Shareholder.

You are a Non-Registered (or Beneficial) Shareholder

You are a Non-Registered (or Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares for you (your "Intermediary"). For most of you, your proxy form tells you whether you are a Non-Registered (or Beneficial) Shareholder.

If you are not sure whether you are a Registered Shareholder or Non-Registered (or Beneficial) Shareholder, please contact CIBC Mellon:

CIBC MELLON TRUST COMPANY
600 The Dome Tower
333 - 7 Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

TELEPHONE

1-800-387-0825 (toll-free in North America)

1-416-643-5500 (from outside North America)

FAX

1-416-643-5501

INTERNET

www.cibcmellon.com

MATTERS TO BE VOTED ON

At the Meeting, shareholders will be voting on:

•
the election of directors; and

•
the appointment of auditors and the authorization of the directors to fix their remuneration.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters proposed to come before the Meeting.

HOW TO VOTE – REGISTERED SHAREHOLDERS

A.    IN PERSON

You do not need to complete or return your proxy form.

You should identify yourself to a CIBC Mellon representative before entering the Meeting to register your attendance at the Meeting.

B.    BY PROXY

1.     By mail

  •
  Complete, sign and date your proxy form and return it in the envelope provided.

  •
  Please see "Voting Information – Completing the Proxy Form" for more information.

2.     By fax

  •
  Complete, sign and date your proxy form and send it by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 1-416-368-2502 (outside Canada and the United States).

  •
  Please see "Voting Information – Completing the Proxy Form" for more information.

3.     By telephone

  •
  Call 1-866-271-1207 (toll-free in Canada and the United States) from a touch-tone phone and follow the voice instructions.

  •
  You will need your 13-digit control number which is noted on the back side of your proxy form.

  If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

4.     On the Internet

  •
  Go to www.eproxyvoting.com/encana and follow the instructions on screen.

  •
  You will need your 13-digit control number which is noted on the back side of your proxy form.

5.     By appointing another person as proxyholder to go to the Meeting and vote your Common Shares for you

  •
  The proxyholder does not have to be a shareholder.

  •
  Strike out the two names that are printed on the proxy form and write the name of the person you are appointing as proxyholder in the space provided.

  •
  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

  •
  At the Meeting, he or she should register himself or herself with a CIBC Mellon representative at the table identified as "Shareholder Registration".

  •
  Please see "Voting Information – Completing the Proxy Form" for more information.

COMPLETING THE PROXY FORM

You can choose to vote "For" or "Withhold Your Vote From":

•
the election of the persons nominated for election as directors; and

•
the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration.

Complete your voting instructions, sign and date your proxy form and return it in the envelope provided by 2:00 p.m. (Calgary time) on April 20, 2009 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

When you sign the proxy form, you authorize appointees David P. O'Brien and Randall K. Eresman, who are directors of EnCana, to vote your Common Shares for you at the Meeting according to your instructions. The Common Shares represented by a proxy form will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon at the Meeting, your Common Shares will be voted accordingly. If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast FOR the election of the persons nominated for election as directors and FOR the appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the directors to set their remuneration.

Your proxyholder will also vote your Common Shares as he or she sees fit on any other matter, including amendments or variations of matters identified in this Information Circular or that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are appointing someone else to vote your Common Shares for you at the Meeting, strike out the two names of the appointees and write the name of the person voting for you in the space provided. If you are completing your proxy on the Internet, follow the instructions on the website on how to appoint someone else. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting and in respect of which you are entitled to vote.

If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

If you need help completing your proxy form, please contact Georgeson, our proxy solicitation agent, at:

  Georgeson Shareholder Communications Canada Inc.

  Toll-free in North America: 1-866-725-6576

CHANGING YOUR VOTE – REGISTERED SHAREHOLDERS

You can change a vote you made by proxy by:

•
completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to CIBC Mellon so that it is received before 2:00 p.m. (Calgary time) on April 20, 2009 or, in the case of any adjournment or postponement of the Meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting; or

•
voting again by telephone or on the Internet before 2:00 p.m. (Calgary time) on April 20, 2009 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

You can revoke a vote you made by proxy by:

•
voting in person at the Meeting;

•
sending a notice of revocation in writing from you or your authorized attorney to our Corporate Secretary at 1800, 855 - 2 Street S.W., Calgary, Alberta, T2P 2S5 so that it is received before the close of business (Calgary time) on April 21, 2009 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the day of the adjourned or postponed Meeting;

•
giving a notice of revocation in writing from you or your authorized attorney to the Chairman of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement; or

•
in any other manner permitted by law.

HOW TO VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

A.    IN PERSON

  •
  We do not have access to the names or holdings of our Non-Registered (or Beneficial) Shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form. Your voting instructions must be received in sufficient time to allow your voting instruction form to be received by CIBC Mellon by 2:00 p.m. (Calgary time) on April 20, 2009 or, in the case of any adjournment or postponement of the Meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

  •
  Prior to the Meeting you should identify yourself to a representative of CIBC Mellon at the table identified as "Shareholder Registration".

B.    BY PROXY

  •
  Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form in this package.

  •
  In most cases, you will receive from your Intermediary a voting instruction form that allows you to provide your voting instructions by telephone, on the Internet or by mail. If you want to provide your voting instructions on the Internet, go to www.proxyvote.com and follow the instructions on screen. You will need your 12-digit control number, which you will find on your voting instruction form.

  •
  Alternatively, you may receive from your Intermediary a voting instruction form which:

  –
  is to be completed and returned, as directed in the instructions provided; or

  –
  has been pre-authorized by your nominee indicating the number of Common Shares to be voted, which is to be completed, dated, signed and returned by you to CIBC Mellon, by mail or fax.

CHANGING YOUR VOTE – NON-REGISTERED (OR BENEFICIAL) SHAREHOLDERS

You may change your voting instructions given to an Intermediary by notifying such Intermediary in accordance with the Intermediary's instructions.

HOW THE VOTES ARE COUNTED

Each shareholder is entitled to one vote for each Common Share he or she holds as of March 9, 2009 on all matters proposed to come before the Meeting. As of February 28, 2009, there are 751,085,753 issued and outstanding Common Shares.

CIBC Mellon counts and tabulates the votes. It does this independently of EnCana to make sure that the votes of individual shareholders are confidential. CIBC Mellon refers proxy forms to EnCana only when:

•
it is clear that a shareholder wants to communicate with management;

•
the validity of the proxy is in question; or

•
the law requires it.

As at February 28, 2009, to the knowledge of the directors and officers of EnCana, no person or company beneficially owns or controls or directs, directly or indirectly, Common Shares carrying 10 percent or more of the voting rights attached to the Common Shares.

PURPOSES OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements of EnCana for the year ended December 31, 2008 and the Auditors' Report thereon will be placed before the Meeting. The Consolidated Financial Statements, the Auditors' Report thereon and Management's Discussion and Analysis are contained in the 2008 Annual Report, which is mailed to Registered Shareholders and to Non-Registered (or Beneficial) Shareholders who have opted to receive it. The 2008 Annual Report can also be found on our website www.encana.com.

ELECTION OF DIRECTORS

EnCana's Articles provide that the minimum number of directors shall be 8 and the maximum number shall be 17. There are currently 15 directors. The board of directors of EnCana (the "Board" or the "Board of Directors") has set the number of directors to be elected at the Meeting at 13. At the Meeting, shareholders will be asked to elect as directors the 13 nominees listed in the following table to serve until the close of the next annual meeting of shareholders, or until their respective successors are duly elected or appointed. All of the proposed nominees were duly elected as directors at the Annual and Special Meeting of Shareholders held on April 22, 2008. Two current directors of EnCana, Messrs. Lucas and Stanford, are retiring from the Board effective April 22, 2009 as a result of EnCana's retirement age restrictions.

Majority Voting

The Board has a policy requiring that a director tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with EnCana's By-Laws and applicable corporate laws.

Nominees for Election

The following table provides the names, ages and cities of residence of all persons proposed to be nominated for election as directors of EnCana, their Committee memberships, their attendance record at Board and Committee meetings during 2008, the date on which each became a director of EnCana or a predecessor company of EnCana, the present occupations and brief biographies of such persons, and the number of securities of EnCana beneficially owned, or controlled or directed, directly or indirectly, by each nominee and the number of deferred share units held as at February 28, 2009 and February 29, 2008.

Ralph S. Cunningham Age: 68 Houston, Texas, U.S.A. Director since 2003 Independent	Since August 1, 2007, Mr. Cunningham has been a director and President and Chief Executive Officer of EPE Holdings, LLC, the sole general partner of Enterprise GP Holdings L.P. (a publicly traded midstream energy holding company) and a director of DEP Holdings, LLC, the sole general partner of Duncan Energy Partners L.P. (a publicly traded midstream energy company). From February 13, 2006 until July 31, 2007, he served as Group Executive Vice President and Chief Operating Officer and, from June 30, 2007 to July 31, 2007, also served as Interim President and Chief Executive Officer of Enterprise Products GP, LLC, the sole general partner of Enterprise Products Partners L.P. (a publicly traded midstream energy company). In addition, he has served as a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners L.P., since February 2006. He is also a director of Agrium Inc. (agricultural chemicals company) and a director and Chairman of TETRA Technologies, Inc. (energy services and chemicals company). He was President and Chief Executive Officer of CITGO Petroleum Corporation (energy company) from May 1995 until his retirement in May 1997. In the not-for-profit sector, he is a member of the Auburn University Chemical Engineering Advisory Council and the Auburn University Engineering Advisory Council.

He holds a Bachelor of Science in Chemical Engineering (Auburn University) and a Masters of Science/Ph.D. in Chemical Engineering (The Ohio State University).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Cenovus Committee(1)			3 of 3	100%
Corporate Responsibility, Environment, Health and Safety Committee			4 of 5	80%
Human Resources and Compensation Committee			4 of 4	100%

Other Public Company Board Memberships

Agrium Inc.
DEP Holdings, LLC(2)
Enterprise Products GP, LLC(3)
EPE Holdings, LLC(4)
TETRA Technologies, Inc.

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	0 0	44,955 38,995	$2,256,741 $2,925,795	$90,000

Patrick D. Daniel Age: 62 Calgary, Alberta, Canada Director since 2001 Independent	Mr. Daniel has been President & Chief Executive Officer of Enbridge Inc. (energy delivery) since January 2001 and a director since May 2000. He has been a senior executive officer of Enbridge or its predecessor since 1994 and is a director of a number of Enbridge subsidiaries. He is a director of Enerflex Systems Ltd. (compression systems manufacturer). He is a member of the North American Review Board of American Air Liquide Holdings, Inc. (industrial and medical gases and related services). In the not-for-profit sector, he is a member of the Business Advisory Council for the University of Alberta's Faculty of Business, a member of the National Petroleum Council (an Oil and Natural Gas Advisory Committee to the U.S. Secretary of Energy), and a director of the American Petroleum Institute.

He holds a Bachelor of Science (University of Alberta) and Master of Science (University of British Columbia), both in chemical engineering.

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Audit Committee			5 of 5	100%
Cenovus Committee(1)			3 of 3	100%
Nominating and Corporate Governance Committee(9)			2 of 2	100%
Pension Committee(10)			1 of 1	100%

Other Public Company Board Memberships

Enbridge Inc.
Enerflex Systems Ltd.

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	39,348 24,348	42,338 35,634	$4,100,637 $4,500,449	$90,000

Ian W. Delaney Age: 65 Toronto, Ontario, Canada Director since 1999 Independent	Mr. Delaney has been Chairman of Sherritt International Corporation (nickel/cobalt mining, oil and natural gas production, electricity generation and coal mining) since 1995 and assumed the additional responsibilities of Chief Executive Officer of Sherritt International Corporation effective January 27, 2009. He is also Chairman of The Westaim Corporation (technology investment company) and a director of OPTI Canada Inc. (oilsands development and upgrading company).

	Board/Committee Memberships				Attendance at Meetings during 2008

	Board of Directors			9 of 9	100%
	Cenovus Committee(1)			3 of 3	100%
	Human Resources and Compensation Committee			4 of 4	100%
	Nominating and Corporate Governance Committee (Vice-Chair)			4 of 4	100%

	Other Public Company Board Memberships

	OPTI Canada Inc.
	Sherritt International Corporation
	The Westaim Corporation

	Securities Held

	Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

	2009 2008	33,600 133,600	54,945 47,832	$4,444,959 $13,612,843	$90,000

Randall K. Eresman Age: 50 Calgary, Alberta, Canada Director since 2006 Not Independent	Mr. Eresman became President & Chief Executive Officer of EnCana on January 1, 2006. At the time of the merger of Alberta Energy Company Ltd. with PanCanadian Energy Corporation in 2002, Mr. Eresman was appointed Executive Vice-President responsible for the Corporation's Onshore North America Division and, in December 2002, he was appointed EnCana's Chief Operating Officer. He joined Alberta Energy Company Ltd. in 1980 and played key roles in oil and natural gas exploration and production, and the development of the AECO gas storage facility. He was appointed Vice-President of AEC Oil & Gas, a division of Alberta Energy Company Ltd., in 1996 and President, AEC Oil & Gas Partnership in 1999. In the not-for-profit sector, Mr. Eresman is a member of the Canadian Council of Chief Executives.

He received his technical education from the Northern Alberta Institute of Technology in Edmonton, Alberta and holds a Bachelor of Science (University of Wyoming) in petroleum engineering.

Board/Committee Memberships(11)				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
GasCo Committee(1)			2 of 2	100%

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(5)(12)	DSUs(6)(13)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	107,025 125,563	83,187 52,273	$9,548,642 $13,343,035	$90,000

Claire S. Farley Age: 50 Houston, Texas, U.S.A. Director since 2008 Independent	Ms. Farley became an Advisory Director of Jefferies Randall & Dewey (global oil and gas energy industry advisor) in August 2008 and is also a director of FMC Technologies, Inc. (global oil and gas equipment and service company). She was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008 and Chief Executive Officer of Randall & Dewey (oil and gas asset transaction advisors) from September 2002 until February 2005 when Randall & Dewey became the Oil and Gas Investment Banking Group of Jefferies & Company, Inc. She was also a Managing Partner of Castex Energy Partners (private exploration and production limited partnership with assets in South Louisiana) from August 2008 to January 2009. Ms. Farley has extensive expertise in oil and gas exploration operations, business development and marketing having spent 18 years (1981 to 1999) at Texaco, Inc. where her roles included Chief Executive Officer, HydroTexaco; President, North American Production Division; and President, Worldwide Exploration & New Ventures. She also served as Chief Executive Officer of two start-up ventures, Intelligent Diagnostics Corporation (October 1999 to January 2001) and Trade-Ranger Inc. (January 2001 to May 2002).

She holds a Bachelor of Science in exploration geology (Emory University).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			7 of 7	100%
Corporate Responsibility, Environment, Health and Safety Committee(14)			2 of 2	100%
GasCo Committee(1)			2 of 2	100%
Reserves Committee(14)			3 of 3	100%

Other Public Company Board Memberships

FMC Technologies, Inc.

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	0 0	10,097 n/a	$506,869 $0	$90,000

Michael A. Grandin Age: 64 Calgary, Alberta, Canada Director since 1998 Independent	Mr. Grandin is a Corporate Director. He is a director of BNS Split Corp. II (investment company). He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust from February 2003 to October 2008 when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana. He was also Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited from December 1997 to October 2001. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary from April 2004 to January 2006. In the not-for-profit sector, he is a director of the Investment Industry Regulatory Organization of Canada.

He holds a Bachelor of Science in Engineering (University of Alberta) and a Master of Business Administration (Harvard).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Cenovus Committee (Chair)(1)			3 of 3	100%
Human Resources and Compensation Committee (Chair)			4 of 4	100%
Nominating and Corporate Governance Committee			4 of 4	100%
Reserves Committee			4 of 4	100%

Other Public Company Board Memberships

BNS Split Corp. II

Securities Held

Year	Common Shares(5)(15)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	41,040 10,000	42,150 35,992	$4,176,138 $3,450,780	$90,000

Barry W. Harrison Age: 68 Calgary, Alberta, Canada Director since 1996 Independent	Mr. Harrison is a Corporate Director and an independent businessman. He is a director and President of Eastgate Minerals Ltd. (private oil and gas company). He is also Chairman and a director of The Wawanesa Mutual Insurance Company (Canadian property and casualty insurer) and of its related companies, The Wawanesa Life Insurance Company and the U.S. subsidiary, Wawanesa General Insurance Company, headquartered in California.

He holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Audit Committee (Chair)			5 of 5	100%
GasCo Committee(1)			2 of 2	100%
Nominating and Corporate Governance Committee			4 of 4	100%

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	6,434 6,434	39,670 33,837	$2,314,421 $3,021,533	$90,000

Valerie A.A. Nielsen Age: 63 Calgary, Alberta, Canada Director since 1990 Independent	Ms. Nielsen is a Corporate Director. She is a director of Wajax Income Fund (diversified company engaged in the sale and after-sales parts and service support of mobile equipment, diesel engines and industrial components). In the not-for-profit sector, she is a director of the Canada Olympic Committee. She was a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) and international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002.

She holds a Bachelor of Science (Hon.) (Dalhousie University).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Cenovus Committee(1)			3 of 3	100%
Corporate Responsibility, Environment, Health and Safety Committee (Chair)			5 of 5	100%
Reserves Committee			4 of 4	100%

Other Public Company Board Memberships

Wajax Income Fund

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	44,217 44,936	55,285 48,144	$4,995,000 $6,983,792	$90,000

David P. O'Brien, O.C. Age: 67 Calgary, Alberta, Canada Director since 1990 Independent	Mr. O'Brien is Chairman of the Board of EnCana and Chairman of the Board of Royal Bank of Canada. He is a director of Molson Coors Brewing Company (global brewing company), TransCanada Corporation (pipeline and energy services) and Enerplus Resources Fund (public energy trust). He is also a director of other private energy-related companies. Previously, he was Chairman of the Board since 1990 and Interim Chief Executive Officer of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana. He was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001. In the not-for-profit sector, he is a director of the C.D. Howe Institute and Chancellor of Concordia University and is a member of the Science, Technology and Innovation Council of Canada.

He holds a Bachelor of Civil Law (McGill University), a Bachelor of Arts in Honours Economics (Loyola College), an Honourary Doctorate of Civil Law (Bishops University) and an Honourary Bachelor of Applied Business and Entrepreneurship (International) (Mount Royal College). Mr. O'Brien was appointed an Officer to the Order of Canada in December 2008.

Board/Committee Memberships(16)				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
GasCo Committee (Chair)(1)			2 of 2	100%
Nominating and Corporate Governance Committee (Chair)			4 of 4	100%

Other Public Company Board Memberships

Enerplus Resources Fund
Molson Coors Brewing Company
Royal Bank of Canada
TransCanada Corporation

Securities Held

Year	Common Shares(5)(15)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	20,722 20,722	46,585 39,391	$3,378,811 $4,510,278	$840,000

Jane L. Peverett Age: 50 West Vancouver, British Columbia, Canada Director since 2003 Independent	Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (natural gas distribution in the U.S.) and Canadian Imperial Bank of Commerce. Ms. Peverett was President and Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 11, 2005 to January 15, 2009 and was previously Vice-President, Corporate Services and Chief Financial Officer (since June 2003). She was the President of Union Gas Limited from April 2002 to May 2003, President and Chief Executive Officer from April 2001 to April 2002, Senior Vice President Sales & Marketing from June 2000 to April 2001 and Chief Financial Officer from March 1999 to June 2000. In the not-for-profit sector, she is a Cabinet Member of the United Way of Vancouver and a Fellow of the Society of Management Accountants (FCMA).

She holds a Bachelor of Commerce (McMaster University), a Master of Business Administration (Queen's University), a Canadian Security Analyst Certificate and a Certified Management Accountant designation.

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Audit Committee			5 of 5	100%
GasCo Committee(1)			2 of 2	100%
Human Resources and Compensation Committee(17)			3 of 3	100%
Pension Committee(10)			1 of 1	100%

Other Public Company Board Memberships

Canadian Imperial Bank of Commerce
Northwest Natural Gas Company

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	0 0	36,444 30,688	$1,829,489 $2,302,521	$90,000

Allan P. Sawin Age: 53 Edmonton, Alberta, Canada Director since 2007 Independent	Mr. Sawin is President of Bear Investments Inc. (private investment company). From 1990 until their sale to CCS Income Trust in May 2006, he was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies operating drilling and service rigs in Western Canada). He is also a director of a number of private companies. In the not-for-profit sector, he is the past Chairman and serves as a Trustee of the University Hospital Foundation Board of Trustees and as a director and Secretary of the Edmonton Eskimo Football Club.

He holds a Bachelor of Commerce (University of Alberta) and a Chartered Accountant designation (Alberta).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Audit Committee			5 of 5	100%
GasCo Committee(1)			2 of 2	100%
Human Resources and Compensation Committee			4 of 4	100%

Other Public Company Board Memberships

None

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	10,054 8,010	16,130 10,048	$1,314,437 $1,354,892	$90,000

Wayne G. Thomson Age: 57 Calgary, Alberta, Canada Director since 2007 Independent	Since February 2005, Mr. Thomson has been President and a director of Virgin Resources Limited (private junior international oil and gas exploration company with activities focused in Yemen). He is also a director of TG World Energy Corp. (TSX Venture listed international oil and gas exploration company) and a director of several private companies. Prior to 2001, he served as President and a director of private companies in the oil and gas sector, namely, Hadrian Energy Corp., Gardiner Exploration Limited and Petrocorp Exploration Limited (New Zealand oil and gas company), a division of Fletcher Challenge (a public company), and was also President of Gardiner Oil and Gas Limited while it was a public company listed on the Toronto Stock Exchange.

He holds a Bachelor of Science in Mechanical Engineering (University of Manitoba).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Cenovus Committee(1)			3 of 3	100%
Corporate Responsibility, Environment, Health and Safety Committee			5 of 5	100%
Reserves Committee			4 of 4	100%

Other Public Company Board Memberships

TG World Energy Corp.

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	0 0	15,296 10,048	$767,859 $753,901	$90,000

Clayton H. Woitas Age: 60 Calgary, Alberta, Canada Director since 2008 Independent	Mr. Woitas is Chairman and Chief Executive Officer of Range Royalty Management Ltd. (private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production). He is a director of NuVista Energy Ltd. (public oil and gas company) and Enerplus Resources Fund (public energy trust). He is also a director of several private energy-related companies and advisory boards. Mr. Woitas was founder, Chairman, and President and Chief Executive Officer of privately held Profico Energy Management Ltd. (company focused on natural gas exploration and production in Western Canada) from January 2000 to June 2006. Prior to April 2000, he was a director and President and Chief Executive Officer of Renaissance Energy Ltd. (public company focused on the Western Canadian energy sector).

He holds a Bachelor of Science in Civil Engineering (University of Alberta).

Board/Committee Memberships				Attendance at Meetings during 2008

Board of Directors			9 of 9	100%
Corporate Responsibility, Environment, Health and Safety Committee(14)			2 of 2	100%
GasCo Committee(1)			2 of 2	100%
Reserves Committee(14)			3 of 3	100%

Other Public Company Board Memberships

Enerplus Resources Fund
NuVista Energy Ltd.

Securities Held

Year	Common Shares(5)	DSUs(6)	Total Market Value of Common Shares and DSUs(7)	Minimum Required(8)

2009 2008	20,000 0	10,123 5,000	$1,512,175 $375,150	$90,000

(1)
On June 4, 2008, the Board of Directors created the GasCo and Cenovus Committees which are charged with the oversight of strategic planning, governance and other matters related to each of the two separate public entities that would result from the proposed corporate reorganization announced on May 11, 2008. See "Statement of Corporate Governance Practices – Committees Created for Proposed Arrangement" for more information.

(2)
The sole general partner of Duncan Energy Partners L.P.

(3)
The sole general partner of Enterprise Products Partners L.P.

(4)
The sole general partner of Enterprise GP Holdings L.P.

(5)
The information as to Common Shares has been furnished by each of the nominees as of February 28, 2009 and February 29, 2008.

(6)
The information as to the deferred share units ("DSUs") held by directors is as of February 28, 2009 and February 29, 2008. For more detailed information relating to the DSUs held by the directors, see "Statement of Executive Compensation – Director Compensation".

(7)
The "Total Market Value of Common Shares and DSUs" was determined by multiplying the number of Common Shares and DSUs held by each nominee as of February 28, 2009 in respect of 2009 and as of February 29, 2008 in respect of 2008 by the closing price of the Common Shares on the Toronto Stock Exchange on each such date ($50.20 and $75.03, respectively), but excludes the value of any applicable unexercised options referenced in Notes (12) and (15).

(8)
In 2004, EnCana adopted revised share ownership guidelines for directors requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director, to purchase Common Shares or hold DSUs in an amount at least equal in value, based on the market price of the Common Shares, to three times the annual retainer received by a director or the Chair of the Board in such capacity. See "Statement of Executive Compensation – Director Compensation".

(9)
Mr. Daniel joined the Nominating and Corporate Governance Committee during the second quarter of 2008.

(10)
Effective April 21, 2008, the Board of Directors transferred the specific responsibilities of the Pension Committee to the Human Resources and Compensation Committee.

(11)
As an officer of EnCana and a non-independent director, Mr. Eresman is not a member of any Board Committees, except for the GasCo Committee and the Cenovus Committee. With respect to the Cenovus Committee, Mr. Eresman did not attend any meetings in 2008 and only attends as required.

(12)
See "Statement of Executive Compensation" for detailed information relating to Common Share option awards granted to Mr. Eresman as an officer of EnCana.

(13)
A portion of the DSUs held by Mr. Eresman were granted on December 18, 2002 pursuant to an individual grant of DSUs under the Deferred Share Unit Plan for Employees ("DSU Plan"), which vested equally on April 17, 2003, 2004 and 2005. Another portion of the DSUs were issued under the DSU Plan upon the conversion of 50 percent of Mr. Eresman's 2008 High Performance Results Award into DSUs. For more detailed information relating to the DSU Plan, see "Statement of Executive Compensation – Compensation Discussion and Analysis – Retirement/Pension Arrangements – Deferred Compensation Arrangements".

(14)
Ms. Farley and Mr. Woitas each joined the Corporate Responsibility, Environment, Health and Safety Committee and the Reserves Committee during the second quarter of 2008.

(15)
In addition to the Common Shares shown to be held by Messrs. Grandin and O'Brien, the following table summarizes all option-based awards granted to Messrs. Grandin and O'Brien and outstanding as at December 31, 2008:

Name	Number of securities underlying unexercised options (#)	Grant Date	Option Exercise Price (C$)	Option Expiration Date	Value of unexercised in-the-money options* (US$)

Michael A. Grandin	41,040	Feb. 7, 1999	11.19	Feb. 7, 2009	1,533,902.09
	82,080	Feb. 7, 2000	11.62	Feb. 7, 2010	3,038,982.78

David P. O' Brien	50,000	Feb. 7, 2000	11.62	Feb. 7, 2010	1,851,232.20

*    The value of unexercised in-the-money options is based on the December 31, 2008 closing price of the Common Shares of C$56.96 on the Toronto Stock Exchange and has been converted from Canadian dollars to US dollars for this footnote using the December 31, 2008 exchange rate of C$1.00 = US$0.8166.

(16)
In addition to being a member of the Nominating and Corporate Governance Committee and the GasCo Committee, Mr. O'Brien is an ex officio non-voting member of all other Board Committees. As an ex officio non-voting member, Mr. O'Brien attends as his schedule permits and may vote when necessary to achieve a quorum.

(17)
Ms. Peverett joined the Human Resources and Compensation Committee in the second quarter of 2008.

For information concerning cease trade orders, bankruptcies, penalties or sanctions in the past 10 years in respect of EnCana's nominees for election as directors and corporations of which such persons served as directors, please see the section entitled "Directors and Officers" contained in our Annual Information Form dated February 20, 2009, which is incorporated by reference into this Information Circular.

As of February 28, 2009, the number of Common Shares held beneficially by EnCana directors and executive officers, Common Shares held by employees under EnCana's savings plans, together with the total number of Common Shares under option, amount to approximately 47.5 million Common Shares, representing approximately 5.9 percent of the voting shares of EnCana on a diluted basis. In addition, directors, executive officers and employees held 773,724 deferred share units.

EnCana's management has no reason to believe that any of the above nominees will be unable to serve as a director but, in the event that a vacancy among the original nominees occurs for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxyholder in accordance with their best judgment.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of EnCana to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix their remuneration. The firm of PricewaterhouseCoopers LLP, or its predecessor, has been the auditors of EnCana for more than five consecutive years.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

AUDITORS' FEES

The following table provides information about the fees billed to EnCana for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2008 and 2007:

	2008	2007
	(US$ thousands)
Audit Fees(1)	4,060	4,038
Audit-Related Fees(2)	1,053	153
Tax Fees(3)	1,408	847
All Other Fees(4)	5	35

TOTAL	6,526	5,073

(1)
Audit fees consist of fees for the audit of EnCana's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of EnCana's financial statements and are not reported as Audit Fees. During fiscal 2008 and 2007, the services provided in this category included due diligence reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and review of reserves disclosure.

(3)
Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2008 and 2007, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and expatriate tax services.

(4)
During fiscal 2008 and 2007, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by EnCana's internal audit group.

EnCana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of U.S. Securities and Exchange Commission Regulation S-X in 2007 or 2008.

STATEMENT OF EXECUTIVE COMPENSATION

We are required to report all amounts in this Statement of Executive Compensation in the same currency that we use for our financial reporting, which is US dollars. We have calculated the amounts in US dollars using an exchange rate of C$1.00 = US$0.9381 (unless otherwise stated), which is the average exchange rate from Canadian dollars to US dollars over the period from January 1, 2008 to December 31, 2008 based on the daily noon buying rate published by the Bank of Canada.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

At EnCana, we depend on the performance of highly-trained, experienced and committed executive officers to provide the leadership and strategic direction necessary to manage a major oil and gas business at a high level and in the best interests of our shareholders. Our executive compensation program is designed to attract, motivate, reward and retain our executive officers and to encourage exceptional short-term and long-term performance, always making sure that the interests of our executive officers are aligned with the interests of our shareholders.

As a leading North American energy company, we strive to be a trusted contributor in the communities where we work and live. Our strategic focus is resource plays, both oil and natural gas, which are large continuous accumulations of hydrocarbons capable of delivering steady, reliable production growth for decades. In January 2007, to contribute to this strategic focus we completed the creation of an integrated oil business. Our strategic focus, combined with the ingenuity, technical leadership and enthusiasm of our employees across Canada and the United States, is essential for us to deliver on our mission of providing energy for people across North America.

Our Compensation Philosophy and Objectives

Our compensation philosophy is based upon the following key objectives:

•
We aim to be an employer of choice in each of the regions in which we operate and compete for top talent.

•
Our compensation is results-oriented and includes competitive salaries, benefits, annual incentive awards and long-term incentives such as stock options, as well as pension and other retirement benefits.

•
We use a total compensation framework to reward our employees, including our executive officers, which incorporates clear differentiation of pay based on individual, team and corporate performance.

•
Our total compensation is designed to be competitive and to position the compensation of our employees, including our executive officers, in the top quartile of our peer group for outstanding performance. Similarly, lesser performance by the company delivers lower total compensation through our annual incentive awards, long-term incentive plans and administration of our base salary budget.

•
Because of the cyclical nature of our industry and business, the total compensation of our employees, including our executive officers, can be influenced upwards or downwards by the movement of commodity prices. We make sure we fully understand this impact through detailed testing of the compensation of our executive officers (both forward and backward looking) for various potential performance outcomes.

To monitor how we are doing, we participate in annual compensation surveys that are conducted by consultants and that provide a review of salary, benefits and other compensation and incentive programs of major oil and gas companies in Canada and the United States. We use this information to compare our compensation program with those of our peer group, to ensure we are being competitive and compensating our employees, including our executive officers, consistent with the marketplace for their skills and contributions.

Our compensation program is overseen and governed by our Human Resources and Compensation Committee (our "HRC Committee"). The responsibilities of our HRC Committee include the following:

•
Review and make recommendations to our Board regarding the compensation of our President & Chief Executive Officer.

•
Approve and report to our Board the compensation of our other executive officers.

•
Authorize grants of long-term incentives such as stock options and stock appreciation rights to our employees, including our executive officers. Grants are made in accordance with our Key Employee Stock Option Plan ("ESOP") and our Employee Stock Appreciation Rights Plan. These plans were approved by our Board and, in the case of our ESOP, approved by our shareholders.

•
Review and monitor annually the design and effectiveness of our compensation program for the whole of EnCana.

•
Review and recommend to our Board succession planning for our executive officers.

•
Review, approve and, where necessary, recommend to the Board for approval, pension and investment plan matters.

To assist the HRC Committee in meeting its responsibilities, our HRC Committee receives reports from EnCana's outside advisor to management, Towers Perrin, on the competitiveness of the compensation of our executive officers and on the effectiveness of our compensation program as a whole. More specifically, Towers Perrin provides information and advice as follows:

•
Competitive analysis of the base salaries, annual incentive awards and long-term incentive awards of our executive officers.

•
Updates on trends and best practices in respect of all human resources matters (including compensation programs) through compensation and workforce surveys and other research methods.

•
General comments and advice in respect of the design of our compensation programs, including the annual incentive program and long-term incentive programs.

•
Advice and analysis in respect of pension matters, including acting as EnCana's actuary and consultant for our pension plans and as asset management consultant for our pension and investment plans.

In addition, our HRC Committee retains the services of Hewitt Associates to provide independent advice and perspective regarding compensation practices and design and market trends. More specifically, Hewitt Associates provides information and advice as follows:

•
Comments and advises on management's recommendations, the advice and information received from Towers Perrin and other materials provided to the HRC Committee concerning EnCana's executive officers.

•
Identifies regulatory or governance matters relative to the execution of the HRC Committee's mandate.

Our Compensation Program

We have designed our compensation program to attract, motivate, reward and retain the people we need to achieve our operational and strategic objectives. While this Compensation Discussion and Analysis specifically addresses executive compensation, we believe in generally providing the same elements of compensation and types of incentives to our employees, regardless of their level, from our President & Chief Executive Officer to our full-time entry level employees.

Our incentive programs are designed to provide a strong link between results and rewards. Our current programs are focused on achieving stated performance criteria which are intended to align our goals closely with the strategic direction of EnCana and with the interests of our shareholders.

Elements of Total Compensation

The following Compensation Elements Table outlines in general terms the key components of our total compensation framework, including the objective we are seeking to achieve with each element, the rationale for each element and what the element rewards. While we may implement special, one-time programs in exceptional circumstances, they are not part of our regular compensation program.

Compensation Elements Table

Compensation Element	Objective and Rationale	What the Element Rewards

Base Salary	To provide a median base level of fixed compensation, which is consistent with market practice.	Experience, expertise, knowledge and scope of responsibilities.

Annual Incentive Program, which we call our High Performance Results Awards Program	To provide a component of compensation that rewards near term performance and results generated by the executive officer, their team and EnCana as a whole, which is consistent with market practice.	Achievement of short-term company objectives and/or individual performance goals.

Long-term incentive program	To align the long-term interests of the executive officer with the interests of our shareholders through holdings of significant equity interests, to reward achievement of long-term performance objectives and to aid in long-term retention of our executive officers. We provide stock options, which is consistent with market practice, although we have added an element of performance measurement for vesting for two-thirds of the stock options granted.	Long-term performance results and share price increases.

Other compensation arrangements (and perquisites)	To provide a competitive total compensation package including compensation for certain benefits and perquisites in addition to base salary, which is consistent with market practice.	Experience, expertise, knowledge and scope of responsibilities.

Pension and other retirement benefits	To provide a competitive retirement program to facilitate long-term financial security for our executive officers and to aid in retention of our executive officers, which is consistent with market practice.	Experience, expertise, knowledge and scope of responsibilities.

We use the term "total compensation" to refer to all of the elements of compensation outlined in the above Compensation Elements Table. Where we use the term "total direct compensation", we are referring to total compensation excluding the pension and other retirement benefits and other compensation arrangements (and perquisites) elements of our program.

We use the term "CEO" to refer to our President & Chief Executive Officer and the term "Named Executive Officers" or "NEOs" to refer collectively to our Chief Financial Officer and our three most highly compensated other executive officers.

For 2008 we will be reporting information for our CEO and NEOs as follows:

  Randall K. Eresman
  President & Chief Executive Officer

  Brian C. Ferguson
  Executive Vice-President & Chief Financial Officer

  Jeff E. Wojahn
  Executive Vice-President (President, USA Division)

  Michael M. Graham
  Executive Vice-President (President, Canadian Foothills Division)

  Donald T. Swystun
  Executive Vice-President (President, Canadian Plains Division)

Market Data Comparisons and our Peer Group

At EnCana, we target the total direct compensation of our CEO and NEOs to be at a level that is consistent with the total direct compensation provided by our peer group to their executive officers. Specifically, we target total direct compensation for our CEO and NEOs at the 50th percentile of our peer group, with an ability to provide higher compensation for superior performance. For this comparison, we have identified a peer group comprised of North American oil and gas companies of similar size and complexity to EnCana, taking into consideration enterprise value, market capital and revenue.

For the most recent compensation review conducted for our CEO and NEOs, we identified the following 17 companies as our peer group:

•
Anadarko Petroleum Corporation
•
Apache Corporation
•
Canadian Natural Resources Limited
•
Chesapeake Energy Corporation
•
Devon Energy Corporation
•
EOG Resources, Inc.
•
Hess Corporation
•
Husky Energy Inc.
•
Imperial Oil Limited
•
Marathon Oil Corporation
•
Murphy Oil Corporation
•
Nexen Inc.
•
Occidental Petroleum Corporation
•
Petro-Canada
•
Suncor Energy Inc.
•
Talisman Energy Inc.
•
XTO Energy Inc.

Based on the most recently available market data for our peer group, we have determined that our CEO's 2008 total direct compensation was at approximately the 52nd percentile of our peer group. His 2008 total direct compensation includes his base salary, his High Performance Results Award for 2008 which was paid in 2009 and his long-term incentive grant in 2008.

For our NEOs, we have determined that, as a group, their 2008 total direct compensation was, on average, at approximately the 59th percentile of our peer group.

The charts below illustrate each of the elements of total direct compensation of our CEO and our NEOs as a proportion of the total amount of their total direct compensation.

As the above charts indicate, in 2008, 87 percent of our CEO's total direct compensation and 81 percent of our NEOs' total direct compensation, on average, was provided in the form of performance based incentive compensation. We believe that the emphasis on performance based compensation aligns closely the interests of our executive officers with the interests of our shareholders. Following is a discussion of each element of total compensation of our CEO and NEOs and the specific decisions made by our HRC Committee for 2008 related to each compensation element.

Base Salary

On an annual basis, our HRC Committee recommends the annual base salary of our CEO, Randall K. Eresman, for approval by our Board and approves the annual base salaries of our NEOs, considering the recommendations of our CEO. In doing so, the HRC Committee considers the following factors:

•
comparison to most recently available market data, after taking into account the size and nature of our business;

•
experience;

•
individual performance; and

•
strategic leadership.

Base salaries are reviewed annually with adjustments effective on April 1 of each year. Base salaries may be adjusted at other times of the year in connection with a promotion or other change in role or responsibilities.

Effective April 1, 2008, Mr. Eresman's annual base salary was $1,266,435. Our HRC Committee believes that this level of base salary provides an amount of fixed annual compensation that is consistent with that paid to other CEOs in our peer group. Annual base salary represents 13 percent of Mr. Eresman's 2008 total direct compensation.

Effective April 1, 2008, the annual base salaries of our NEOs were:

Brian C. Ferguson Executive Vice-President & Chief Financial Officer	$539,408
Jeff E. Wojahn Executive Vice-President (President, USA Division)	$614,456
Michael M. Graham Executive Vice-President (President, Canadian Foothills Division)	$562,860
Donald T. Swystun Executive Vice-President (President, Canadian Plains Division)	$422,145

Annual base salary of our NEOs represents, on average, 19 percent of the NEOs' 2008 total direct compensation.

In February 2009, our HRC Committee reviewed the annual base salaries of our CEO and NEOs. Based on the recommendation of our CEO, in light of the economic conditions at that time, the annual base salaries of our CEO and our NEOs for the period commencing April 1, 2009 were not increased from the 2008 levels.

Annual Incentive Program – High Performance Results Awards

Our annual incentive program focuses on both individual and corporate performance to determine the High Performance Results Awards ("HPR Awards") paid to our CEO and our NEOs. The HPR Awards are determined annually and are paid by the end of February of each following year.

Evaluation of our CEO

In general, our Board evaluates our CEO's overall direction and leadership of the business and affairs of EnCana having regard to the following objectives:

•
Corporate Strategy and Operational Performance

–
Develop and execute a corporate strategy designed to achieve sustained, profitable growth.

–
Maximize shareholder value, taking into account the opportunities and risks of the business we are in.

–
Achieve performance targets and objectives set out in an approved budget and aligned with the corporate strategy.

–
Manage our company's affairs with a view to balancing short-term growth while also positioning the company for medium and long-term growth.

–
Foster and lead a culture of safety for our operations.

•
Financial Performance and Enterprise Risk Management

–
Steward our company's operating and capital expenditures.

–
Ensure sound financial performance as evidenced by achievement of key performance measures.

–
Identify all significant risks to our company's businesses and ensure that procedures are established to mitigate the impact of the risks in the best interests of our shareholders.

–
Steward enterprise risk management through executive level oversight.

•
Corporate Governance and Corporate Responsibility

–
Maintain high standards for environment, health and safety performance.

–
Foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

–
Reinforce our company's strong reputation as being highly principled.

–
Ensure cooperation with our stakeholders including regulators, land owners and the general public.

–
Foster best practices.

•
Employment Practices

–
Ensure that we are an employer of choice able to hire and retain the best people.

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Ensure effective corporate management succession and development.

–
Monitor corporate management performance against individual objectives.

At the end of each year, we conduct a review of our overall company performance for the year based on a company-wide scorecard that considers absolute and relative performance of EnCana compared to our peer group. The company-wide scorecard specifically evaluates:

•
Operational Performance such as Production, Total Net Capital, Capital Efficiency, Operating and Administrative Costs, Environmental & Regulatory Results and Safety Performance; and

•
Financial Performance such as Operating Earnings, Cash Flow, Return on Capital, Debt to Capitalization and General and Administrative ("G&A") Cost performance.

We also review our performance in the areas of corporate governance, corporate responsibility and employment practices against the objectives listed above.

The Board evaluates our CEO's performance and the achievement of agreed upon objectives as discussed in his performance contract, taking into consideration overall company Operational Performance and Financial Performance outlined on the company-wide scorecard, as well as conducting an overall Reserves Evaluation for EnCana and evaluating Mr. Eresman's Strategic Leadership. These four elements are reviewed and considered in evaluating the overall performance of Mr. Eresman.

Our CEO's target HPR Award is 100 percent of his annual base salary, with an ability to earn a maximum HPR Award for superior performance of up to 250 percent of his annual base salary. In addition, our Board retains the discretion to award an additional amount to the CEO for exceptional performance in a particular year.

For 2008, our Board arrived at its decision to pay an HPR Award to Mr. Eresman, evaluating the four stated elements as follows:

Performance Measure	2008 Actual Results	Performance Assessment

Operational Performance

Total Production	4.6 billion cubic feet equivalent ("Bcfe") per day	Outperformed Increased 6 percent; 7 percent increase on a per share basis

Natural Gas Production	3.8 billion cubic feet per day	Outperformed Increased 8 percent

Natural Gas Resource Play Production	3.2 billion cubic feet per day	Outperformed Increased 14 percent

Oil and Natural Gas Liquids Production	134,000 barrels per day (approximately)	Performed Maintained production level

Operating and Administrative Costs	$1.25 per thousand cubic feet equivalent ("Mcfe")	Outperformed Managed to economic conditions

Safety, Environmental and Regulatory Results	Decrease in spills and spill volumes	Performed Better than benchmarks

Financial Performance

Cash Flow	$12.48 per share	Outperformed Increased 13 percent

Operating Earnings	$5.86 per share, or $4.4 billion total	Outperformed Increased 9 percent per share

Free Cash Flow	Generated $2.3 billion in free cash flow	Outperformed Exceeded initial guidance

Capital Investment	$7.1 billion	Performed Increased 17 percent; managed to economic conditions

Debt-to-adjusted EBITDA	0.7 times on a trailing 12-month basis (as at December 31, 2008)	Outperformed Maintained at low end of range

Debt to Capitalization Ratio	28 percent at December 31, 2008	Outperformed Maintained at low end of range

Reserves Evaluation

Total Proved Reserves	19.7 trillion cubic feet equivalent ("Tcfe"), adding 2.5 Tcfe of proved reserves compared to 1.7 Tcfe of production	Performed Increased 5 percent Production replacement of 150 percent

Proved Natural Gas Reserves	13.7 trillion cubic feet	Performed Increased 3 percent

Proved Oil and Natural Gas Liquids Reserves	1.0 billion barrels	Outperformed Increased 8 percent

Finding & Development ("F&D") Costs	$2.50 per Mcfe	Outperformed Competitive in current market conditions

Strategic Leadership

Corporate Reorganization	Announced in May 2008 a plan to split into two publicly traded companies, one a pure-play North American unconventional natural gas company and the other a fully integrated oil company with in-situ oil properties and refineries, with an underlying foundation of reliable oil and gas resource plays	Outperformed Concept developed well. Market responded well to announcement. Performed Positioned well to execute. Prudent and timely decision made to delay due to economic conditions.

Acquisitions	Acquired additional land and mineral interests in the Haynesville Shale play in Louisiana and Texas for approximately $1 billion	Performed Strengthened land and mineral holdings in a key resource play area. Tightened focus on resource plays.

Divestitures	Divested mature conventional oil and natural gas assets in North America for approximately $698 million and interests in Brazil for approximately $164 million	Performed Sale of Brazil assets resulted in an after-tax gain of approximately $99 million. Tightened focus on resource plays.

In-Situ Oil Investment	Through its 50-50 integrated oil venture with ConocoPhillips, began construction of a Coker and Refinery Expansion (CORE) project at the Wood River refinery in Roxana, Illinois	Performed Expanding heavy oil processing capacity is consistent with our integrated strategy.

Deep Panuke Investment	Signed a contract for the design and construction of the Production Field Centre for the Deep Panuke natural gas project offshore Nova Scotia	Performed Continued commitment to project.

For disclosure with respect to the references to cash flow, operating earnings, free cash flow, adjusted EBITDA, capitalization, the method of calculation of Tcfes, Bcfes and Mcfes, production replacement and finding and development costs, see Appendix A to this Information Circular. All dollar amounts shown are in US dollars.

Following its review and consideration of his performance in 2008 in providing overall direction and leadership in these four areas, our Board approved an HPR Award to Mr. Eresman of $3,752,400, comprised of a maximum HPR Award of $3,166,088 and a Chairman's Award of $586,312.

In deciding to make this HPR Award to our CEO, our Board considered the strong performance assessment outlined above. The Board also considered the relative performance of EnCana to the performance of other companies in our peer group and the individual performance of our CEO relative to EnCana's performance over the course of 2008. The Board also exercised its discretion to award Mr. Eresman a special Chairman's Award, taking into consideration such extraordinary factors as special strategic initiatives initiated by Mr. Eresman and his strong management and leadership skills in times of uncertain economic conditions and commodity price fluctuations.

Evaluation of our NEOs

The HPR Awards program for our NEOs is composed of the following key elements:

•
An Individual Award, weighted 50 percent, that is determined based on the following factors:

•
leadership;

•
commitment;

•
achievement of individual objectives of the NEO as discussed with the CEO during the year and in individual performance contracts;

•
extraordinary contributions to the company over the past year; and

•
additional value added to the company's operating and financial results attributable to the individual performance of the NEO.

•
A Team Award, weighted 50 percent, that is determined based on the operating performance of the operating team reporting to the NEO relative to targets set out in the team's scorecard and based on company-wide financial performance relative to targets that are set out in the company-wide scorecard.

  In evaluating the performance of each NEO, our HRC Committee takes into account the performance of the entire team reporting to the NEO based on the team scorecard for the year. Team scorecards use various objective operational indicators such as Production, Capital, Capital Efficiency Operating Cost and Environmental & Safety Performance, to determine operational performance.

  Our HRC Committee also considers overall company performance for the year based on the company-wide scorecard discussed above.

Based on the assessments of our HRC Committee, the HPR Awards of our NEOs for the year ending December 31, 2008 are as follows:

Name and Principal Position	2008 Actual HPR Award	Target HPR Award		Minimum HPR Award	Maximum HPR Award(1)

Brian C. Ferguson Executive Vice-President & Chief Financial Officer	$682,687	$404,556	(2)	$0	$809,112

Jeff E. Wojahn Executive Vice-President (President, USA Division)	$759,236	$460,842	(2)	$0	$921,684

Michael M. Graham Executive Vice-President (President, Canadian Foothills Division)	$726,089	$422,145	(2)	$0	$844,290

Donald T. Swystun Executive Vice-President (President, Canadian Plains Division)	$433,754	$253,287	(3)	$0	$506,574

(1)
NEOs have the ability to earn a maximum HPR Award of up to two times their Target HPR Award for superior performance.

(2)
Target HPR Award is 75 percent of base salary.

(3)
Target HPR Award is 60 percent of base salary.

Our HRC Committee arrived at its decision to pay the 2008 HPR Awards to our NEOs based on the following analysis of their performance as recommended by our CEO:

Brian C. Ferguson, Executive Vice-President & Chief Financial Officer

In 2008, Mr. Ferguson provided strong corporate leadership enabling EnCana's financial portfolio to achieve outstanding results in a volatile market. His sound management of the financial position of EnCana resulted in a strong balance sheet augmented by a consistent hedging program.

Performance Measure	Actual Results	Performance Assessment

Maintain or enhance financial strength.	Financial performance significantly exceeded internal targets. Achieved objectives of cash flow per share ($12.48), operating earnings per share ($5.86) and return on capital employed (20 percent). Achieved objective for G&A costs.	Outperformed
Ensure sufficient financial liquidity.

Liquidity and balance sheet strength exceeded objectives. Strong measures of debt-to-adjusted EBITDA of 0.7 times and debt to capitalization of 28 percent. No material debt maturities for several years. Maintained strong investment grade credit ratings.

Outperformed
Monitor financial exposures in volatile economic and capital market conditions.

Counterparty and credit risks were monitored to maintain the ability to access cost-effective credit and to have sufficient cash resources in place to fund EnCana's capital expenditures as well as our strong, stable dividend.

Outperformed
Steward financial reporting compliance and corporate governance.

Ensured full compliance with all securities regulatory reporting requirements. Received unqualified audit opinions from external auditor. EnCana consistently meets or exceeds all statutory corporate governance requirements.

Performed
Enhance shareholder value.

Provided financial and strategic leadership leading to and following the announcement to split EnCana into two publicly traded energy companies and subsequent decision to delay due to economic conditions.

Outperformed

Jeff E. Wojahn, Executive Vice-President (President, USA Division)

Mr. Wojahn led the USA Division to achievement of superior team results on their 2008 Team Scorecard. Total production for the Division increased significantly over last year. During a challenging year to manage costs, the USA Division decreased unit operating costs and maintained capital efficiencies. Under Mr. Wojahn's leadership, the acquisition of the Haynesville assets was completed, strengthening land and mineral holdings in a key resource play area.

Performance Measure	Actual Results	Performance Assessment

Achieve agreed upon objectives.	Increased total production to 1,713 million cubic feet equivalent per day ("MMcfe/d"), up 20 percent from 2007. Added 490 Bcfe in reserves. Total operating costs decreased to $0.59/Mcfe, a reduction of 9 percent from 2007.	Outperformed
Safety, environmental and regulatory results.

Decrease in spills, below the regulatory benchmarks. Reduced reportable spill volumes by 79 percent from 2007 levels. Total recordable injury frequency of employees and contractors significantly lower than industry average.

Outperformed
Achieve divisional strategic objectives.	Acquired approximately 220,000 net acres of land in the prospective Haynesville Shale play for approximately $1 billion. Initial well results have been encouraging.	Performed

Michael M. Graham, Executive Vice-President (President, Canadian Foothills Division)

Under Mr. Graham's leadership, the Canadian Foothills Division displayed the strongest Team Scorecard results of our operating Divisions. Strong performance from a number of key resource plays offset a challenging operating environment. Strategic initiatives increased EnCana's position in important new plays.

Performance Measure	Actual Results	Performance Assessment

Achieve agreed upon objectives.	Total production of 1,420 MMcfe/d, up 4 percent from 2007. Drilled 1,064 wells. Total operating costs were better than agreed upon objective. Exceeded bookable budgeted reserve additions. Added 970 Bcfe in reserves. Generated 24 percent of the company's total consolidated operating cash flow.	Outperformed
Safety, environmental and regulatory results.

Decrease in spills, below the regulatory benchmarks. Actual spills decreased 11 percent and spill volumes decreased 67 percent. Increased safety awareness throughout the Division. Continued to improve stakeholder relations and rolled out EnCana's Courtesy Matters Program™ throughout the Division.

Performed
Achieve divisional strategic objectives.

Increased core land holdings in the Montney and Horn River regions. Steeprock Gas Plant Phase 2 completed on time and on budget adding additional capacity. Sold a net $249 million worth of assets. Brought in an additional $285 million of third party capital through joint venture exploration and third party farmout agreements. Continued to strengthen EnCana's key resource plays and drive down the Division's supply cost.

Outperformed

Donald T. Swystun, Executive Vice-President (President, Canadian Plains Division)

The Canadian Plains Division, under Mr. Swystun's leadership, implemented the most active drilling program in EnCana, achieving and exceeding budgeted production, capital efficiency and operating cost targets. He and his team provided outstanding dedication and effort towards completing the Joint Review Panel hearings regarding the National Wildlife Area at CFB Suffield.

Performance Measure	Actual Results	Performance Assessment

Achieve agreed upon objectives.	Total production of 1,246 Mmcfe/d, exceeding objective. Drilled 1,476 net wells. Added 356 Bcfe in reserves. Operating costs of $1.05/Mcfe were better than agreed upon objective. Generated $3.5 billion in operating cash flow, about 24 percent of EnCana's overall operating cash flow.	Outperformed
Safety, environmental and regulatory results.

Decrease in spills, below the regulatory benchmarks. Completed aggressive well abandonment program. Significant commitment to Joint Review Panel hearings regarding the National Wildlife Area at CFB Suffield, where EnCana was recognized for best-in-class practices for shallow gas development.

Outperformed
Achieve divisional strategic objectives.	Completed strategic land acquisitions. Advanced coalbed methane and heavy oil exploitation opportunities. Initiated 200 energy efficiency projects in 2008 that will conserve gas and reduce emissions.	Outperformed

For disclosure with respect to the references to cash flow, operating earnings, free cash flow, adjusted EBITDA, capitalization, the method of calculation of Bcfes, MMcfes and Mcfes, see Appendix A to this Information Circular. All dollar amounts shown are in US dollars.

In 2009, HPR Awards earned by our CEO and NEOs under our annual incentive program, which are paid as a percentage of base salary, will be impacted by the decision to freeze their salaries at 2008 levels as discussed in this Compensation Discussion and Analysis.

Long-Term Incentive Program

Our long-term incentive program is designed to provide focus on achievement of stated performance criteria in addition to increases in EnCana's Common Share price. We believe this design works to align the interests of our executive officers with the interests of our shareholders. We achieve this through the granting of a combination of stock options and performance stock options. In 2008, the grant consisted of:

•
one-third stock options that are subject to time based vesting restrictions; and

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two-thirds performance stock options that are subject to both time based vesting restrictions and achievement of specified performance criteria calculated on an annual basis.

Stock options have been granted on an annual basis in February of each year. The grant price is the closing price of Common Shares on the Toronto Stock Exchange ("TSX") on the day immediately prior to the day the stock options are granted. Our stock options have a five-year term after which they expire if unexercised.

Since 2004, all stock options granted to our employees, including our CEO and NEOs, have associated tandem stock appreciation rights ("Tandem SARs"), which entitle the option holder to surrender the right to exercise the stock option to purchase a specified number of Common Shares and to instead receive cash or Common Shares (at EnCana's discretion). When a Tandem SAR is exercised, the right to the underlying Common Share is forfeited. The amount paid on the exercise of a Tandem SAR is the closing price of Common Shares on the TSX on the last trading day preceding the date the Tandem SAR was exercised less the grant price for the stock option, multiplied by the number of stock options surrendered.

All stock options vest 30 percent on the first anniversary, 30 percent on the second anniversary and 40 percent on the third anniversary, with the performance stock options having additional vesting requirements of meeting the performance criteria described below.

We use Recycle Ratio to determine how many of the performance stock options will vest in a given year. We believe that Recycle Ratio is the key measure of the value added through our upstream operations. It measures our ability to generate operating cash flow in excess of the all-in costs of adding reserves.

For the purposes of our 2007 and 2008 stock option grants, Recycle Ratio is calculated as follows:

Recycle Ratio =	Netback (per Mcfe) Finding & Development Costs (per Mcfe)

Netback is calculated based upon:

•
operating & administrative costs;

•
commodity price;

•
royalties; and

•
transportation.

Finding & Development Costs (per Mcfe) are calculated based upon:

•
capital spending (capital efficiency); and

•
reported proved reserves additions.

Our performance stock options vest as follows:

•
None of the performance stock options will vest unless a Recycle Ratio of greater than one is achieved;

•
50 percent of the performance stock options will vest if a Recycle Ratio of two is achieved;

•
100 percent of the performance stock options will vest if a Recycle Ratio of three or better is achieved; and

•
Recycle Ratios of between one and three will result in the vesting of performance stock options on a linear basis.

Performance stock options that do not vest based on achievement of the performance criteria in a given year are cancelled.

We retain an independent firm to assist us in our calculation of Recycle Ratio at the end of the year, following the determination of our total proved reserves by external reserves evaluators.

The following table outlines the performance stock options that have vested based on the achieved Recycle Ratios for 2007 and 2008:

	2007 Grant		2008 Grant
	Percent of performance stock options granted		Percent of performance stock options granted
	Vested	Forfeited	Vested	Forfeited

1st Tranche 30 percent of grant	85 percent (based on 2007 Recycle Ratio of 2.7)	15 percent (based on 2007 Recycle Ratio of 2.7)	62.5 percent (based on 2008 Recycle Ratio of 2.25)	37.5 percent (based on 2008 Recycle Ratio of 2.25)

2nd Tranche 30 percent of grant	62.5 percent (based on 2008 Recycle Ratio of 2.25)	37.5 percent (based on 2008 Recycle Ratio of 2.25)	TBD (not eligible to vest yet)	TBD (not eligible to vest yet)

3rd Tranche 40 percent of grant	TBD (not eligible to vest yet)	TBD (not eligible to vest yet)	TBD (not eligible to vest yet)	TBD (not eligible to vest yet)

Our HRC Committee determines the level and amount of long-term incentives granted on an annual basis to our CEO and our NEOs. Guidelines for granting long-term incentives to our CEO and NEOs are developed based on a review of competitive market data and on individual performance. In general, the guidelines do not take into consideration the amount of prior grants to our CEO or NEOs. The options granted to our CEO and NEOs in 2008 were consistent with these guidelines and are shown on the Summary Compensation Table.

In setting the 2009 long-term incentive grants, we took into consideration economic and market conditions in early 2009. Accordingly, there was no increase to the number of stock options granted to our CEO and NEOs in 2009. Given the lower

Common Share price, there was a lower grant value for the stock options granted in 2009 relative to 2008.

Other Compensation Arrangements (and Perquisites)

In addition to the regular compensation and benefits (including medical and dental benefits and disability coverage benefits), we provide additional compensation arrangements (and perquisites) to our CEO and NEOs as follows:

•
an annual allowance to supplement annual base salary and to provide compensation for benefits to be determined or selected at the discretion of the CEO and NEOs;

•
matching of contributions by the CEO and NEOs to a company savings plan up to 5 percent of base salary;

•
an annual fee is paid for our CEO and each NEO to receive individual financial planning and tax preparation;

•
membership fees associated with the personal use of clubs; and

•
company provided parking.

Our philosophy is to provide these components of other compensation (and perquisites) in a manner that is consistent with the other compensation (and perquisites) provided to executive officers within our peer group.

Retirement/Pension Arrangements

Pension Plan Arrangements

Our CEO and NEOs participate in the Defined Benefit Option of the EnCana Corporation Canadian Pension Plan (our "DB Plan"). Our DB Plan is a registered pension plan which provides for a predictable pension payable on retirement from our company. Normal retirement is the first day of the month following the participant's 65th birthday. However, participants may retire as early as age 55 with a reduced pension for early commencement.

Pensions are payable from the DB Plan to our CEO and NEOs up to the level permitted from a registered pension plan and will be paid from the EnCana Corporation Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted from a registered pension plan.

More information regarding the pension benefits of our CEO and NEOs is provided in the Defined Benefit Pension Table. The Summary Compensation Table also includes information regarding the compensatory changes in the accrued pension obligations of our CEO and NEOs in 2008.

Prior to January 1, 2003 when they commenced their current participation in the DB Plan, three of our NEOs, Jeff E. Wojahn, Michael M. Graham and Donald T. Swystun, participated in the Defined Contribution Option of the EnCana Corporation Canadian Pension Plan (our "DC Plan"). The status of the DC accounts of these three NEOs is outlined in the Defined Contribution Pension Table.

Deferred Compensation Arrangements

We have a Deferred Share Unit Plan for Employees (our "DSU Plan") which allows our employees, including our CEO and NEOs, to voluntarily elect to convert either 25 or 50 percent of their annual HPR Award (otherwise payable in cash early the following year) into Deferred Share Units ("DSUs") that are only paid in cash after the individual leaves EnCana. The number of DSUs credited to a DSU account is determined based on:

•
election to convert either 25 or 50 percent of annual HPR Award;

•
the actual amount of the HPR Award; and

•
the market value of a Common Share at the end of the performance period for the HPR Award.

Elections to participate in the DSU Plan must be made by December 31 of the year prior to the year in which the HPR Award is earned. These elections are irrevocable. DSUs vest upon being credited to a DSU account. DSU accounts are also credited with additional DSUs having a value equal to dividends as may be declared by our Board to be payable on Common Shares. Our HRC Committee retains oversight of the DSU Plan to manage the amount of the permitted annual elections, both on a percentage and a total dollar basis.

In 2007, our CEO, Mr. Eresman, and one of our NEOs, Jeff E. Wojahn, elected to participate in the DSU Plan for their 2008 HPR Award. Each of them elected to convert 50 percent of their 2008 HPR Award into DSUs.

Special Retention Arrangement – 2004 to 2008

Commencing in July 2004, three of our NEOs participated in a special retention arrangement. By developing this special incentive arrangement, we created a strong retention incentive for our operations executive officers during a key four-year period starting in July 2004. At the time this special arrangement was implemented, it was early in terms of industry recognition of EnCana's resource play strategy, there was a large shift in EnCana's strategic direction and the labour market in the oil and gas industry was very competitive. The special retention arrangement provided for the payment of specified dollar amounts if two conditions were met:

(i)
the simple average of the closing price of the Common Shares on the TSX was no less than C$50 over a consecutive 45 day trading period, at any time within a period of six years from the date of the arrangement (representing approximately a doubling of the Common Share price as of July 2004); and

(ii)
the NEO remained employed with EnCana for a minimum of four years from July 2004 and was still employed at the time the share price objective was met.

The conditions were met and payments were made in July 2008 to three of our NEOs as follows: Jeff E. Wojahn – $2,345,250; Michael M. Graham – $2,345,250; and Donald T. Swystun – $1,172,625.

Special Annual Incentive – 2008

Individuals who participated in and contributed to the proposed corporate reorganization (the "Arrangement") to split EnCana into a pure-play natural gas company and an integrated oil company, were eligible for a special annual incentive based upon their level of effort and contributions towards the Arrangement. Because of his significant contributions towards the Arrangement, Mr. Ferguson was awarded a Special Annual Incentive payment of $121,953.

Performance Graph

The following chart compares the cumulative total shareholder return for EnCana on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the five most recently completed financial years with the equivalent cumulative value invested in each of the S&P/TSX Composite Index and the S&P 500 Index for the same period.

Over the five-year period ending December 31, 2008, the compound annual growth rate of our total shareholder return was 19 percent. By comparison, the compound annual growth rate of our CEO's and NEOs' total direct compensation over this same period was 13 percent. It is important to note that the CEO's and NEO's total direct compensation, in addition to base salary and HPR Awards earned over the course of the year, includes the fair market value of long-term incentives calculated at the time of the grant. Although EnCana's total shareholder return declined in 2008, the reported total direct compensation of our CEO and NEOs did not because stock option grants were made earlier in the year, when this decline in EnCana's total shareholder return had not yet occurred. 2009 stock options were granted with a lower fair market value. In the long term, the actual value realized on the stock option grants is directly linked to our Common Share price performance and will be reflected in the actual compensation received by our CEO and NEOs.

Share Ownership Guidelines

To encourage our executive officers to build and maintain equity in EnCana, we adopted share ownership guidelines for our executive officers effective October 23, 2003. The executive officer must hold shares in accordance with the guidelines by October 23, 2008 or within five years of the appointment of the executive officer, whichever is later. The guidelines are as follows:

President & Chief Executive Officer	4 times annual base salary
Other Executive Officers	2 times annual base salary

To determine the share ownership of our executive officers, we include the value of Common Shares owned and DSUs that have been credited to the account of each executive officer. Stock options that have been granted, but that have not been exercised or paid, are excluded.

As at December 31, 2008, our CEO and all but one of eleven executive officers met or exceeded the share ownership guidelines. The one executive officer who has not met the guidelines was newly appointed in 2008 and has five years to comply.

Conclusion

We believe that the design of our total compensation program aligns the interests of our CEO and our NEOs with the interests of our shareholders and provides motivation to our executive officers to deliver superior individual and company performance.

SUMMARY COMPENSATION TABLE(1)

The compensation earned(2) in 2008 by our CEO and NEOs, as discussed in the Compensation Discussion and Analysis, is summarized in the following table.

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option- Based Awards(3) ($)	Annual Incentive Plans		Long-Term Incentive Plans		Pension Value(8) ($)	All Other Compensation(9) ($)	Total Compensation ($)

Randall K. Eresman President & Chief Executive Officer	2008	1,242,983	4,296,873	3,752,400	(4)(5)	0		913,310	132,219	10,337,785

Brian C. Ferguson Executive Vice-President & Chief Financial Officer	2008	533,544	1,432,291	804,640	(6)	0		217,309	86,563	3,074,347

Jeff E. Wojahn Executive Vice-President (President, USA Division)	2008	608,600	1,718,749	759,236	(5)	2,345,250	(7)	121,238	215,333	5,768,406

Michael M. Graham Executive Vice-President (President, Canadian Foothills Division)	2008	556,997	1,718,749	726,089		2,345,250	(7)	206,340	88,271	5,641,696

Donald T. Swystun Executive Vice-President (President, Canadian Plains Division)	2008	416,282	1,145,833	433,754		1,172,625	(7)	154,631	79,405	3,402,530

(1)
All amounts reported in this Summary Compensation Table were paid to the executive officer in Canadian dollars. These amounts are converted from Canadian dollars to US dollars for inclusion in this table using an exchange rate of C$1.00 = US$0.9381 which is the average exchange rate for Canadian dollars to US dollars for January 1, 2008 to December 31, 2008 based on the daily noon buying rate published by the Bank of Canada.

(2)
All amounts reported in this Summary Compensation Table were earned in 2008 except that Long-Term Incentive Plans amounts reported for Mr. Wojahn, Mr. Graham and Mr. Swystun represent amounts paid in 2008 but earned over the four-year period from 2004 to 2008 under the Special Retention Arrangement. See "Compensation Discussion and Analysis – Special Retention Arrangement – 2004 to 2008" for more information.

(3)
The grant date fair value of stock options for compensation purposes as stated in this column was calculated using the binomial option pricing methodology, which is applied consistently with the competitive market analyses. This grant date fair value differs from the value calculated for accounting purposes. Since EnCana's stock options have associated Tandem SARs attached, the stock option compensation costs are accounted for on a "mark to market" basis as required by Section 3870 of the Canadian Institute of Chartered Accountants (CICA) accounting Handbook. The accounting value upon grant is $0 and over time the value increases or decreases with changes in the Common Share price. The value of these option-based awards on December 31, 2008 was $0. See "Compensation Discussion and Analysis – Long-Term Incentive Program" for more information.

(4)
This amount includes the Chairman's Award paid to Mr. Eresman, in addition to his HPR Award. See "Compensation Discussion and Analysis – Annual Incentive Program – High Performance Results Award" for more information.

(5)
Mr. Eresman and Mr. Wojahn each elected to convert 50 percent of their 2008 HPR Award into DSUs in accordance with the DSU Plan. See "Compensation Discussion and Analysis – Retirement/Pension Arrangements – Deferred Compensation Arrangements" for more information.

(6)
This amount includes the payment to Mr. Ferguson made as the Special Annual Incentive, in addition to Mr. Ferguson's HPR Award. See "Compensation Discussion and Analysis – Special Annual Incentive – 2008" for more information.

(7)
This amount represents the payment made as the Special Retention Arrangement in July 2008, which was earned over the four-year period from 2004 to 2008. See "Compensation Discussion and Analysis – Special Retention Arrangement – 2004 to 2008" for more information.

(8)
Pension Value represents the compensatory change over 2008 set out in the Compensatory Change column of the "Defined Benefit Pension Table".

(9)
This amount includes the CEO's and each NEO's annual allowance (which is $33,772 for Mr. Eresman, Mr. Ferguson and Mr. Wojahn, and $37,149 for Mr. Graham and Mr. Swystun), matching of contributions to the company savings plan (Mr. Eresman: $62,149; Mr. Ferguson: $26,677; Mr. Wojahn: $27,850; Mr. Graham: $27,850; Mr. Swystun: $20,814), annual fee for financial planning and tax preparation, membership fees associated with the personal use of clubs and the taxable benefit associated with company provided parking. Mr. Wojahn's amount also includes a Foreign Service Premium ($103,626) and Commodities & Services Allowance ($32,653), both of which are paid as a consequence of his cross-border assignment to the United States.

OUTSTANDING OPTION-BASED AWARDS

The following table outlines the option-based awards outstanding as at December 31, 2008 for our CEO and each NEO. There are no outstanding share-based awards.

	Option-Based Awards(1)
Name	Number of securities underlying unexercised options(2) (#)		Grant Date	Option Exercise Price (C$)	Option Expiration Date	Value of unexercised in-the-money options (US$)

Randall K. Eresman	450,000 436,500 160,000 80,000	(3)	13-Feb-2008 13-Feb-2007 13-Feb-2006 15-Feb-2005	69.40 56.09 48.25 38.32	13-Feb-2013 13-Feb-2012 13-Feb-2011 15-Feb-2010	0 310,108 1,138,014 1,217,714

Brian C. Ferguson	150,000 140,500 80,000 50,000	(3)	13-Feb-2008 13-Feb-2007 13-Feb-2006 15-Feb-2005	69.40 56.09 48.25 38.32	13-Feb-2013 13-Feb-2012 13-Feb-2011 15-Feb-2010	0 103,369 569,007 761,071

Jeff E. Wojahn	180,000 126,450 80,000 46,000	(3)	13-Feb-2008 13-Feb-2007 13-Feb-2006 15-Feb-2005	69.40 56.09 48.25 38.32	13-Feb-2013 13-Feb-2012 13-Feb-2011 15-Feb-2010	0 93,032 569,007 700,186

Michael M. Graham	180,000 126,450 62,000 0	(3)	13-Feb-2008 13-Feb-2007 13-Feb-2006 15-Feb-2005	69.40 56.09 48.25 38.32	13-Feb-2013 13-Feb-2012 13-Feb-2011 15-Feb-2010	0 93,032 440,980 0

Donald T. Swystun	120,000 101,850 60,000 30,000	(3)	13-Feb-2008 13-Feb-2007 13-Feb-2006 15-Feb-2005	69.40 56.09 48.25 38.32	13-Feb-2013 13-Feb-2012 13-Feb-2011 15-Feb-2010	0 72,358 426,755 456,643

(1)
All option-based awards to our CEO and NEOs are granted at option exercise prices in Canadian dollars. The value of unexercised in-the-money options is based on the December 31, 2008 closing price of the Common Shares of C$56.96 on the TSX and has been converted from Canadian dollars to US dollars for this table using the December 31, 2008 exchange rate of C$1.00 = US$0.8166.

(2)
The number of securities underlying unexercised options includes stock options that have vested and options that have not yet vested. For the 2007 and 2008 stock option grants, performance stock options that do not vest in a given year will be cancelled and deducted from the amounts stated in this table.

(3)
In February 2008, performance stock options that did not vest were cancelled, decreasing the number of securities underlying unexercised options.

The vesting of two-thirds of the stock options granted in 2007 and 2008 were subject to achievement of the stated performance criteria. See "Compensation Discussion and Analysis – Long-Term Incentive Program" for more information. The following table shows the number of stock options granted in 2007 and 2008, the number of stock options forfeited in 2008 and 2009 and the number of stock options vested in 2008 and 2009, based upon the achieved Recycle Ratios of 2.7 and 2.25 for 2007 and 2008, respectively. All numbers are as of February 28, 2009.

Name	Year of option grant	Number of options granted	Number of options forfeited	Number of options vested

Randall K. Eresman	2008 2007	450,000 450,000	33,750 47,250	101,250 222,750

Brian C. Ferguson	2008 2007	150,000 150,000	11,250 15,750	33,750 74,250

Jeff E. Wojahn	2008 2007	180,000 135,000	13,500 14,175	40,500 66,825

Michael M. Graham	2008 2007	180,000 135,000	13,500 14,175	40,500 66,825

Donald T. Swystun	2008 2007	120,000 105,000	9,000 11,025	27,000 51,975

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED
DURING THE YEAR

This table outlines the aggregate dollar value of option-based awards and share-based awards that vested during 2008 and the value of non-equity incentive plan compensation that was earned during 2008.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)

Randall K. Eresman	4,013,384	3,109,137	3,752,400	(4)

Brian C. Ferguson	1,724,874	1,574,537	804,640

Jeff E. Wojahn	1,617,392	1,442,167	3,104,486	(4)

Michael M. Graham	1,617,392	1,463,132	3,071,339

Donald T. Swystun	1,169,627	914,439	1,606,379

(1)
The value of the option-based awards is determined assuming the CEO or NEO exercised the stock options on the date they vested. All option-based awards to our CEO and NEOs are granted at stock option exercise prices in Canadian dollars. The value vested during the year is converted from Canadian dollars to US dollars using the exchange rate for Canadian dollars to US dollars on the vesting date.

(2)
On February 15, 2008, performance share units ("PSUs") granted in 2005 vested for our CEO and our NEOs based on achieved corporate performance criteria. Payment was made in Canadian dollars, except Mr. Wojahn was paid in US dollars. The value vested during the year was converted from Canadian dollars to US dollars using an exchange rate of C$1.00 = US$0.9984 on the date the PSUs vested. PSUs are granted under the Performance Share Unit Plan (the "PSU Plan"). PSUs are payable or forfeited on the third anniversary of the grant date based on achievement of specified performance criteria, being EnCana's relative total shareholder return. Additional PSUs granted under the PSU Plan are allocated to reflect notional dividend equivalents under the PSU Plan. There are no outstanding grants of PSUs under the PSU Plan.

(3)
Non-Equity Incentive Plan Compensation includes the HPR Awards earned in 2008; and in the case of Mr. Eresman, also includes the Chairman's Award discussed in the "Compensation Discussion and Analysis – Annual Incentive Program"; and in the case of Mr. Ferguson, includes the Special Annual Incentive discussed in the "Compensation Discussion and Analysis – Special Annual Incentive – 2008"; and, in the case of Mr. Wojahn, Mr. Graham and Mr. Swystun, includes payments made in July 2008 as the Special Retention Arrangement that were earned over the four-year period from 2004 to 2008 as discussed in the "Compensation Discussion and Analysis – Special Retention Arrangement – 2004 to 2008". These amounts are converted from Canadian dollars to US dollars using an exchange rate of C$1.00 = US$0.9381 which is the average exchange rate for Canadian dollars to US dollars for January 1, 2008 to December 31, 2008.

(4)
Mr. Eresman and Mr. Wojahn elected to convert 50 percent of their 2008 HPR Award into DSUs in accordance with the DSU Plan. See "Compensation Discussion and Analysis – Retirement/Pension Arrangements – Deferred Compensation Arrangements" for more information.

DEFINED BENEFIT PENSION TABLE

Our CEO and our NEOs participate in the Defined Benefit Option of the EnCana Corporation Canadian Pension Plan (our "DB Plan"). The pension amount payable to participants in the DB Plan, including our CEO and NEOs, is based on the average of the highest consecutive five years of pensionable earnings in the 10 years prior to retirement and on years of membership in the DB Plan. For our CEO, pensionable earnings includes salary plus HPR Award (to a maximum of 67 percent of salary). For our NEOs, pensionable earnings includes salary plus HPR Award (to a maximum of 40 percent of salary). Benefits under the DB Plan have fully vested for our CEO and NEOs.

Pensions are payable for life, but continue for a minimum of 10 years after retirement for single participants. For married participants, a 60 percent surviving spouse pension is payable. Total pension payments to the participant and spouse continue for a minimum of five years after retirement.

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes for our CEO and NEOs under the DB Plan.

			Annual Benefits Payable(1) ($)
	Number of Years of Credited Service (#)
					Accrued Obligation at Start of Year(2)(3) ($)			Non- Compensatory Change(5) ($)	Accrued Obligation at Year End(1)(2) ($)
Name			At Year End	At Age 65			Compensatory Change(4) ($)

Randall K. Eresman	30.58	(6)	842,712	1,240,222	16,227,665	(7)	913,310	(4,627,886)	12,513,089	(7)

Brian C. Ferguson	26.25	(6)	291,153	436,635	5,123,883	(7)	217,309	(1,413,865)	3,927,327	(7)

Jeff E. Wojahn	6	(8)	63,756	266,535	1,117,419		121,238	(316,694)	921,963

Michael M. Graham	6	(8)	63,634	227,136	1,065,927		206,340	(349,551)	922,716

Donald T. Swystun	6	(8)	47,183	184,146	792,064		154,631	(270,558)	676,137

(1)
Amounts are converted from Canadian dollars to US dollars using the December 31, 2008 exchange rate of C$1.00 = US$0.8166.

(2)
The accrued obligation on the date specified is determined using the same methodology and assumptions disclosed in Note 19 to the company's 2008 Consolidated Financial Statements.

(3)
Amounts are converted from Canadian dollars to US dollars using the December 31, 2007 exchange rate of C$1.00 = US$1.01204.

(4)
Represents the compensatory changes in defined benefit pension obligations during 2008. Includes service cost net of employee contributions plus the difference between actual and estimated earnings. Amounts are converted from Canadian dollars to US dollars using the average exchange rate for 2008 of C$1.00 = US$0.9381.

(5)
Represents the non-compensatory changes in defined benefit pension obligations over the course of 2008. Includes interest on the accrued obligation at the start of the year, employee contributions plus changes in the discount rate and exchange rates and other net experience as at December 31, 2008. The amount is negative for the CEO and our NEOs due to the fluctuations in the exchange rate over the course of 2008 and changes in the discount rate reflecting market conditions at the end of 2008.

(6)
Includes three additional years of service granted under individual agreements in 2002.

(7)
Includes optional contributions account balance (converted from Canadian dollars to US dollars), which represents the accumulated value of employee paid optional contributions made to purchase optional DB pension benefits.

(8)
Prior to January 1, 2003, Mr. Wojahn, Mr. Graham and Mr. Swystun were members of the Defined Contribution Option of the EnCana Corporation Canadian Pension Plan. See "Defined Contribution Pension Table" for more information.

DEFINED CONTRIBUTION PENSION TABLE

Prior to January 1, 2003, the following three NEOs were members of the Defined Contribution Option of the EnCana Corporation Canadian Pension Plan ("DC Plan"). Our DC Plan is a registered pension plan under which contributions are made to an account (the "DC account") managed by the individual employee or executive officer. While the three named NEOs were members of the DC Plan, the contributions were 6 percent of their base salary. These three NEOs participated in the DC Plan until January 1, 2003, after which time there were no additional contributions made to their DC accounts.

The following table outlines the change in value of their DC Plan holdings over the course of 2008.

Name	Accumulated Value at Start of Year(1) ($)	Compensatory(2) ($)	Non-Compensatory(3) ($)	Accumulated Value at Year End(4) ($)

Jeff E. Wojahn	205,091	0	(89,927)	115,164

Michael M. Graham	79,009	0	(34,620)	44,389

Donald T. Swystun	107,676	0	(28,088)	79,588

(1)
Amounts are converted from Canadian dollars to US dollars using the December 31, 2007 exchange rate of C$1.00 = US$1.01204.

(2)
Since January 1, 2003, Mr. Wojahn, Mr. Graham and Mr. Swystun have been accruing pension benefits under the DB Plan and no contributions have been made to their DC Plan accounts. See "Defined Benefit Pension Table" for more information.

(3)
Includes the investment earnings (or losses) during 2008 and the impact of the conversion to US dollars.

(4)
Converted from Canadian dollars to US dollars using the December 31, 2008 exchange rate of C$1.00 = US$0.8166.

EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL
ARRANGEMENTS

Our CEO and NEOs do not have any employment or severance arrangements other than the change in control agreements and the provisions for accelerated vesting of certain stock options on a change in control as contained in the long-term incentive grant agreements, all as described below.

We have entered into change in control agreements with our CEO and our NEOs that provide for the payment of certain severance benefits if a change in control of EnCana occurs and, within a three-year period following the change in control, the executive officer's employment is terminated other than for cause, disability, retirement or death, or is terminated by the CEO or NEO, as applicable, for certain specified reasons, such as a change in responsibilities or a reduction in salary and benefits (except for across-the-board reductions similarly affecting all other executive officers). We believe that these arrangements, which require both a change in control and termination of employment before payment is owed (known as a "double trigger"), effectively allow our executive officers to objectively assess and pursue aggressively any corporate transactions that are in the best interests of shareholders without undue concern over the impact of such a transaction on their own personal financial and employment situation.

Under the terms of the change in control agreement with our CEO, Mr. Eresman, if his employment was to terminate following a change in control, he would be entitled to the following:

•
a lump sum severance payment equal to the base salary and bonus (being the average of the actual HPR Award paid over the immediately preceding five-year period) that he would have earned over a period of 36 months;

•
the continuation of medical, dental and insurance plan benefits and perquisites for 36 months;

•
all time-based stock options and 50 percent of performance options (that would otherwise vest if the Recycle Ratio is between one and two) that have been granted up to the date of the change in control would immediately vest and be available for exercise for 36 months or until expiry, whichever is earlier; and

•
pension benefits would continue to accrue for 36 months.

The terms of the change in control agreements with each NEO are basically the same as for our CEO except that the applicable time period for payments or continuation of benefits is 24 months rather than 36 months. Specifically, the NEO would be entitled, if his employment was to terminate following a change in control, to the following:

•
a lump sum severance payment equal to the base salary and bonus (being the average of the actual HPR Award paid over the immediately preceding five-year period) that would have been earned over a period of 24 months;

•
the continuation of medical, dental and insurance plan benefits and perquisites for 24 months;

•
all time-based stock options and 50 percent of performance options (that would otherwise vest if the Recycle Ratio is between one and two) that have been granted up to the date of the change in control would immediately vest and be available for exercise for 24 months or until expiry, whichever is earlier; and

•
pension benefits would continue to accrue for 24 months.

The long-term incentive grant agreements, which apply to all employees including our CEO and NEOs, provide for the immediate vesting of time-based stock options and, pursuant to an amendment approved by our HRC Committee in December 2008, 50 percent of the performance based stock options. Accordingly, all employees, including our CEO and NEOs, will be entitled to this accelerated vesting of stock options on a change in control, whether their employment terminates or not.

Change in Control Table(1)

The following table summarizes the potential value that would have been received by our CEO and NEOs on a change in control on December 31, 2008 under written agreements with these executive officers as discussed above.

	Long-Term Incentive Grant Agreements(2)	Change in Control Agreements
	Single Trigger:	Double Trigger:
	Change in Control	Change in Control AND
	No Termination of Employment	Termination of Employment (either involuntary or by executive officer for "good reason" as defined in Change in Control Agreement)

Name	Value of Exercisable Vested LTIs(3) ($)	Cash Severance(4) ($)	Annual Incentive Plan(5) ($)	Value of Exercisable Vested LTIs(3) ($)	Pension Benefits(6) ($)		Other Compensation and Benefits(7) ($)	Total ($)

Randall K. Eresman	604,398	3,307,230	5,326,600	604,398	7,723,216	(8)	345,282	17,306,726

Brian C. Ferguson	277,334	939,090	976,436	277,334	1,905,002	(9)	150,704	4,248,566

Jeff E. Wojahn	272,361	1,069,746	1,025,627	272,361	313,648	(9)	137,630	2,819,012

Michael M. Graham	272,361	979,920	933,602	272,361	377,987	(9)	153,676	2,717,546

Donald T. Swystun	205,514	734,940	667,204	205,514	249,763	(9)	138,241	1,995,662

(1)
Amounts are converted from Canadian dollars to US dollars using the December 31, 2008 exchange rate of C$1.00 = US$0.8166.

(2)
The terms for vesting on a change in control in the grant agreements apply to all employees, including our CEO and NEOs.

(3)
Represents the incremental value of options that would vest on a change in control (but does not include the value of options that were vested as of December 31, 2008). This amount is calculated as the number of options that immediately vest on the change in control pursuant to the terms of the applicable agreement times the difference between the Common Share price on December 31, 2008 and the applicable grant exercise price. This amount is then converted from Canadian dollars to US dollars at the exchange rate identified in Note 1.

(4)
Calculated as the base salary that would have been earned over a period of 36 months for the CEO and 24 months for the NEOs.

(5)
Calculated as the bonus (being the average of the actual HPR Awards paid over the immediately preceding five-year period of 2004 to 2008) that would have been earned over a period of 36 months for the CEO and 24 months for the NEOs.

(6)
Represents the incremental lump sum pension value, being the difference between the actuarial present values of the CEO's and NEOs' accrued pension as modified by the change in control agreement less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2008. The discount rates used are 3.75 percent for 10 years and 5.25 percent thereafter.

(7)
Represents other compensation (and perquisites) that would be payable over a period of 36 months for the CEO and 24 months for the NEOs.

(8)
Under the terms of his change in control agreement, Mr. Eresman will be credited with additional pensionable service of 36 months plus, if necessary, such additional number of months as may be required for Mr. Eresman to reach age 55.

(9)
Under the terms of the change in control agreement, each NEO will be credited with additional pensionable service of 24 months. Mr. Ferguson will also be credited, if necessary, with such additional number of months as may be required for Mr. Ferguson to reach age 55.

DIRECTOR COMPENSATION

The compensation that is provided to our directors is reviewed to ensure that the components and level of compensation are appropriate for directors of a company the size and scope of EnCana. Comparative industry survey data is reviewed from time to time to assist in reviewing director compensation. No changes to director compensation have been recommended since 2005.

All amounts reported in this section were paid to our directors in Canadian dollars. These amounts are converted from Canadian dollars to US dollars for inclusion in this section using an exchange rate of C$1.00 = US$0.9381 which is the average exchange rate for Canadian dollars to US dollars for January 1, 2008 to December 31, 2008 based on the daily noon buying rate published by the Bank of Canada.

During 2008, the fee structure for payment to our non-employee directors was as follows:

Annual Retainer (paid in quarterly installments and prorated for periods of partial service)	$28,143
Committee Chair Fee (paid in quarterly installments)	$7,036
Audit Committee Chair Supplemental Fee (paid in quarterly installments)	$7,036
Meeting Fee (for attendance in person or by telephone)	$1,407 for Board meetings $1,407 for Committee meetings
Annual Grant of DSUs (on January 1 of each year or on date of joining the Board for new directors)	5,000

Our non-executive Chairman of the Board, David P. O'Brien, also received an additional annual retainer of $243,320, paid in quarterly installments.

For each meeting of the Board or a Committee, where a director was required to travel to a meeting outside of the geographic region in which the director has his or her usual place of residence, an additional fee equal to the normal meeting fee was paid to the director.

Our CEO, Mr. Eresman, received no compensation for serving as a director of EnCana. No compensation was paid to our directors to prepare for Board or Committee meetings.

We have a Deferred Share Unit Plan for Directors of EnCana Corporation ("Directors' DSU Plan"). All of the directors, except our CEO, Mr. Eresman, receive an annual grant of 5,000 DSUs effective January 1 of each year. Newly appointed or elected directors receive their initial grant of DSUs upon joining the Board. In addition, our directors may elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs vest once they are credited to the director's DSU account.

When a dividend is paid on Common Shares, each director's DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares. When a director ceases to be a director of our company, by December 15 of the first calendar year following the year that the directorship ceased, the value of the DSUs credited to the director's DSU account is paid to the director in cash on an after-tax basis. The value of the DSUs is calculated by multiplying the number of DSUs in the director's DSU account by the then market value of a Common Share.

For information regarding the total number of DSUs and the total market value of Common Shares and DSUs held by our directors, see "Purposes of the Meeting – Election of Directors – Nominees for Election".

In 2004, we adopted revised share ownership guidelines for directors, requiring each director, by the later of January 1, 2008 and five years following the individual becoming a director of our company, to purchase Common Shares or hold DSUs in an amount at least equal in value to three times the annual retainer received by a director or the Chair of the Board in such capacity. This amount is calculated based on the market price of Common Shares. Each director who has been a director for at least five years has exceeded the share ownership guidelines.

Director Compensation Table

The following table summarizes the annual compensation of our directors.

Name	Fees Earned(1) ($)		Share-Based Awards(2) ($)		All Other Compensation(3) ($)	Total ($)

Ralph S. Cunningham	54,879		341,564		7,036	403,479

Patrick D. Daniel	54,879	(5)	341,564		–	396,443

Ian W. Delaney	54,879	(5)	341,564		7,036	403,479

Claire S. Farley	37,777		341,564	(4)	5,629	384,970

Michael A. Grandin	71,061	(5)	341,564		–	412,625

Barry W. Harrison	68,950		341,564		–	410,514

Dale A. Lucas	57,044	(5)	341,564		–	398,608

Ken F. McCready(6)	12,958		341,564		–	354,522

Valerie A.A. Nielsen	63,322	(5)	341,564		–	404,886

David P. O'Brien, O.C.	315,084	(5)	341,564		–	656,648

Jane L. Peverett	54,879		341,564		–	396,443

Allan P. Sawin	54,879	(5)	341,564		–	396,443

Dennis A. Sharp(6)	18,587	(5)	341,564		–	360,151

James M. Stanford, O.C.	64,729	(5)	341,564		–	406,293

Wayne G. Thomson	56,286		341,564		–	397,850

Clayton H. Woitas	49,250		341,564		–	390,814

(1)
Fees earned include annual retainer, board and committee meeting fees and where applicable chair retainer.

(2)
We grant 5,000 DSUs to our directors effective on January 1 of each year (or for new directors, upon joining the Board). We have calculated a grant date fair value using the closing price of a Common Share on the TSX on December 31, 2007 of $67.50 and converted these amounts from Canadian dollars to US dollars using a December 31, 2007 exchange rate of C$1.00 = US$1.01204. This value also represents the amount of share-based awards that vested in 2008 for our directors.

(3)
Represents travel fees paid to directors as applicable.

(4)
Ms. Farley joined the Board on April 22, 2008. We have stated her grant date fair value to reflect the same grant date fair value as the other directors as we intend to provide the same fair value on grant to all directors for the annual grant of DSUs.

(5)
Elected to receive all or a portion of fees in the form of DSUs.

(6)
Messrs. McCready and Sharp retired from the Board effective April 22, 2008.

The Human Resources and Compensation Committee reviewed, commented on and discussed with management this Statement of Executive Compensation for the year ending December 31, 2008. Based on that review and discussion, the Human Resources and Compensation Committee recommended to our Board that this Statement of Executive Compensation be included in the Information Circular for the 2009 Annual Meeting of Shareholders of EnCana Corporation.

THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

    Michael A. Grandin, Chair
    Ralph S. Cunningham
    Ian W. Delaney
    Dale A. Lucas
    David P. O'Brien (ex officio)
    Jane L. Peverett
    Allan P. Sawin

EQUITY COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

EnCana's ESOP has been approved by shareholders. The purpose of the ESOP is to foster a proprietary interest in EnCana and provide a long-term performance related incentive for executive officers and most other employees of EnCana and its subsidiaries. As at February 28, 2009, approximately 88 percent of our employees were participants in the ESOP.

Administration

The ESOP is administered by the HRC Committee of the Board. The HRC Committee has the authority to interpret the ESOP and any option granted thereunder and the discretion to attach Tandem SARs to the options.

Common Shares Reserved

As at February 28, 2009, there were 42,591,472 options outstanding under the ESOP and 6,676,183 options available for grant, representing approximately 5.67 percent and 0.89 percent, respectively, of the total number of outstanding Common Shares as at such date. At the annual and special meeting of shareholders held on April 22, 2008, the shareholders approved an amendment to the ESOP to increase the maximum number of Common Shares issuable upon the exercise of options under the ESOP by 11,000,000 Common Shares, which are included in the foregoing numbers. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option.

Grant of Options, Exercise Price, Vesting and Expiry

Options may be granted from time to time to eligible employees. Subject to regulatory requirements, the terms, conditions and limitations of options granted under the ESOP are determined by the HRC Committee and set out in an option grant agreement.

The exercise price of an option will not be less than the market price of Common Shares at the grant date, calculated as the closing price of a board lot of Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the option is made, or, if at least one board lot of Common Shares shall not have been traded that day, on the next preceding day on which a board lot was traded.

The HRC Committee has the right to determine at the time of grant that a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding five years from the date the option was granted as the HRC Committee may determine. Prior to Board approval on February 15, 2005 of an amendment to the ESOP, options could be granted for a period of up to ten years from the date of grant. Options currently outstanding under the ESOP have a term of five years (except for small numbers of earlier plan options that have seven- and ten-year terms) and vest, subject to the satisfaction of the performance criteria as described below for performance stock options, 30 percent on the first anniversary, an additional 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Performance Vesting Criteria

In 2007 and 2008, eligible participants under the ESOP received two-thirds of their option grant in the form of performance stock options. These performance stock options are subject to both time-based vesting restrictions and achievement of specific performance criteria calculated on an annual basis.

For more detailed information concerning the performance vesting criteria used by EnCana, please see "Statement of Executive Compensation – Compensation Discussion and Analysis – Long-Term Incentive Program".

Tandem SARs

As of the beginning of 2004, all stock options granted under the ESOP have associated Tandem SARs, which entitle the optionee to surrender the right to exercise his or her option to purchase a specified number of Common Shares and to receive cash or Common Shares (at EnCana's discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the Tandem SAR, over the exercise price for the option, multiplied by the number of optioned Common Shares surrendered. Where a Tandem SAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new option grants.

Non-Assignable, No Rights as a Shareholder and Adjustments

An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of EnCana with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the ESOP or in any option agreement confers on any optionholder any right to remain as an officer or employee of EnCana or any subsidiary.

Adjustments will be made to the exercise price of an option, the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of the Common Shares or other similar corporate change.

Blackout Extension Period

The ESOP contains a provision which allows for an extension to the term of options if they expire during or shortly after a period when option exercising is prohibited by EnCana (a "Blackout Period"). If the exercise period of an option expires during or within ten business days following a Blackout Period, then the exercise period of such option shall be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period").

Specific Amendment Provision

The Board of Directors may amend, suspend or terminate the ESOP in whole or in part, provided, however, that no such amendment may, without the consent of any optionees, adversely affect the rights under any option previously granted.

Furthermore, approval by EnCana's shareholders will be required for amendments that relate to:

(a)
any increase in the number of shares reserved for issuance under the ESOP;

(b)
any reduction in the subscription price or cancellation and reissue of options;

(c)
any extension of the term of an option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(d)
any increase to the length of the Blackout Extension Period;

(e)
the inclusion of non-employee directors as eligible participants;

(f)
any allowance for the assignability of options;

(g)
amendments to the specific amendment provision; or

(h)
amendments required to be approved by shareholders under applicable law.

In 2008, the Board of Directors, by way of resolution, amended the option agreements for grants to employees in 2007 and 2008 to provide, in the event of a change in control, for the immediate vesting of the first 50 percent of the performance stock options (that otherwise would vest if the recycle ratio is between one and two), but not the remaining 50 percent of the performance stock options.

In 2008, the Board of Directors also amended the ESOP to add the insider restrictions set out in the TSX Company Manual which provide that the aggregate of the Common Shares issued to insiders of EnCana, within any one-year period, or issuable to insiders of EnCana, at any time, under the ESOP and any other security based compensation arrangement of EnCana cannot exceed 10 percent of the total issued and outstanding Common Shares (calculated on a non-diluted basis).

Each of these amendments was approved in accordance with the specific amendment provision contained in our ESOP and did not require shareholder approval.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The ESOP is the only compensation plan under which equity securities of EnCana have been authorized for issuance. As of December 31, 2008, there were an aggregate of 32,912,781 options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by securityholders – ESOP	32,912,781	$56.91	16,535,605
Equity compensation plans not approved by securityholders	None	None	None

Total	32,912,781	$56.91	16,535,605

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

We carry Directors' and Officers' Liability Insurance on behalf of our directors and officers, and on behalf of the directors and officers of our subsidiaries and affiliates. We do not purchase entity coverage. The directors' and officers' insurance has an aggregate coverage limit of US$170,000,000 in each policy year without deductible. The annual premium paid by EnCana in 2008 in respect of its directors and officers and the directors and officers of its subsidiaries and affiliates as a group was US$1,660,000. This premium is for a 13-month term, May 1, 2008 to June 1, 2009, to coincide with the corporate insurance program.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

EnCana and its Board of Directors are committed to attaining the highest standards of corporate governance. We believe that adopting and maintaining appropriate governance practices is fundamental to generating long-term shareholder value. EnCana continually assesses and updates its practices and believes it employs a leading system of corporate governance to ensure the interests of shareholders are well protected. EnCana fully complies with all applicable regulatory requirements concerning corporate governance.

In Canada, the Canadian securities regulatory authorities (the "CSA") adopted National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") effective June 30, 2005. Disclosure of governance practices is required in accordance with NI 58-101.

With respect to the United States, we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the U.S. Securities and Exchange Commission ("SEC") pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case as applicable to foreign issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. company, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website www.encana.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

The Board of Directors and its Committees continually evaluate and enhance EnCana's corporate governance practices by monitoring Canadian and U.S. regulatory developments affecting corporate governance, accountability and transparency of public company disclosure.

The following statement of our existing corporate governance practices is made in accordance with Form 58-101F1 of NI 58-101 and has been approved by the Nominating and Corporate Governance Committee (the "NCG Committee"). Comments are also included with respect to certain applicable provisions of the Sarbanes-Oxley Act of 2002, related SEC rules, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 ("NI 52-110"). EnCana's approach to corporate governance meets or exceeds the best practices enunciated under NP 58-201.

BOARD OF DIRECTORS

Independence

The Board is currently composed of 15 directors, 14 of whom are independent directors. Mr. Eresman, EnCana's President & Chief Executive Officer, is the only Board member who is a member of EnCana's management. Messrs. Lucas and Stanford are retiring from the Board, effective April 22, 2009, as a result of EnCana's retirement age restrictions.

The Board is responsible for determining whether or not each director is independent within the meaning of such term set forth in NI 58-101. In applying this definition, the Board considers all relationships of the directors with EnCana, including business, family and other relationships. The Board has determined that Mr. Eresman is not independent due to his position as President & Chief Executive Officer.

The Board has also determined that the remainder of the proposed directors are independent directors on the basis that such directors have no direct or indirect material relationship with the issuer which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

The Chair of the Board, Mr. O'Brien, is independent. Pursuant to EnCana's By-Laws, the Chair and the Chief Executive Officer shall not be the same person, except in very limited circumstances. The Chair of the Board is required to ensure that the Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Majority Voting for Directors

The Board has a policy requiring that a director tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. The NCG Committee will consider the resignation and make a recommendation to the Board. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days. The Board may fill the vacancy in accordance with EnCana's By-Laws and applicable corporate laws.

Board Tenure

The Board has a mandatory retirement age restriction whereby a director shall not stand for re-election at the first annual meeting after reaching the age of 71.

Board Meetings

In 2008, EnCana held 9 Board meetings and 28 Committee meetings. The overall combined attendance by EnCana directors at both Board and Committee meetings was 98.7 percent. EnCana's directors hold in-camera sessions, without non-independent directors and management members in attendance, at all regularly scheduled Board meetings. In addition, each of the Committees regularly holds in-camera sessions without non-independent directors and management members present. The Chair of the Board and the respective Committee Chairs act as the chair of such meetings. In 2008, there were 7 Board meetings and 19 Committee meetings which had in-camera sessions. The attendance record of each director is described in "Purposes of the Meeting – Election of Directors – Nominees for Election".

Non-EnCana Directorships

The Board has not adopted a formal policy limiting the number of outside directorships of EnCana's directors. Other public company board memberships held by director nominees of EnCana are described in "Purposes of the Meeting – Election of Directors – Nominees for Election". Directors who serve together on other boards are Messrs. O'Brien and Woitas who are directors of Enerplus Resources Fund. The Board does not believe this interlocking board relationship impacts on the ability of these directors to act in the best interests of EnCana.

BOARD MANDATE

The Board has adopted a written mandate which is attached as Appendix B to this Information Circular. The fundamental responsibility of the Board pursuant to the Board Mandate is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of the Board in the stewardship of EnCana and includes the following primary responsibilities.

Supervision of Management

The Board is responsible for appointing the President & Chief Executive Officer and monitoring the President & Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives contained in the annual budget and the strategic plan. The Board supports management's commitment to training and developing all employees.

EnCana's Strategic Plan

The Board is responsible for the annual review and approval of EnCana's strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. The Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

Risk Management

The Board is responsible for ensuring that a system is in place to identify the principal risks to EnCana and to monitor the process to manage such risks. The Audit Committee reviews and approves management's identification of principal financial risks and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, the Board ensures that an adequate system of internal controls exists.

Communications

The Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

EnCana provides detailed information on our business, operating and financial results on our website www.encana.com. EnCana's news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as "SEDAR" www.sedar.com and by the SEC known as "EDGAR" www.sec.gov.

The Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

•
shareholders may send comments via email to investor.relations@encana.com;

•
EnCana's Integrity Hotline via email to integrity.hotline@encana.com, or by telephone at 1-877-445-3222, or by correspondence to Integrity Hotline, c/o EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5; and

•
EnCana's transfer agent, CIBC Mellon, has a website www.cibcmellon.com and a toll-free number (1-800-387-0825) to assist shareholders.

Expectations of Directors

The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review.

Corporate Governance

The Board is responsible for establishing an appropriate system of corporate governance, including practices to ensure the Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. The Board has a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants, and monitors compliance with the practice, and approves any waivers of the practice for officers and directors.

POSITION DESCRIPTIONS

EnCana has written guidelines for each of the President & Chief Executive Officer, the Chair of the Board and each Committee Chair which are available on our website www.encana.com. The Board is responsible for monitoring the President & Chief Executive Officer's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. As part of this process, the HRC Committee reviews and approves corporate goals and objectives relevant to the President & Chief Executive Officer's compensation and evaluates the President & Chief Executive Officer's performance in light of these corporate goals and objectives. The Board has clearly defined limits with respect to management's authority.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for and has implemented procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of the Board. EnCana has a formal program for new directors which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors receive an informational package containing EnCana's strategic planning materials, directors' information handbook, recently issued disclosure materials, the Corporate Constitution and independent third party peer comparison information. In addition to the formal program, new Board members are encouraged to conduct their own due diligence through independent meetings with the Chair of the Board, President & Chief Executive Officer or any other director.

We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of EnCana's business environment. Opportunities provided during 2008 were as follows:

•
a reserves workshop, including presentations from independent qualified reserve engineers, to update directors on the reserves evaluation process and regulatory requirements; and

•
tours of our facilities in East Texas, including a gas plant and "fit-for-purpose" drilling rig.

In addition to these specific events and other ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director of EnCana. All such external programs are approved through the Chair of the Board.

ETHICAL BUSINESS CONDUCT

EnCana has a Corporate Constitution ("Constitution") which sets out the basis on which we will operate as a high performance, principled corporation. The Constitution and EnCana's Corporate Responsibility Policy establish our commitment to conducting business ethically and legally. To provide further guidance in this regard, EnCana has a written Business Conduct & Ethics Practice (the "Practice").

The Practice applies to all officers and employees (collectively, "staff"), contractors and directors. The Practice makes specific reference to the protection and proper use of EnCana's assets, fair dealings with our stakeholders and compliance with laws and regulations. All staff, contractors and directors of EnCana are asked to review the Practice and confirm on a regular basis that they understand their individual responsibilities and conform to the requirements of the Practice.

Any waiver of the Practice for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders as required by law.

EnCana has an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate company policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, an Investigations Committee reviews and oversees any investigations. The Investigations Committee refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The Corporate Responsibility, Environment, Health and Safety Committee (the "CREHS Committee") and the Audit Committee receive a quarterly summary on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Committees report any significant or material investigations to the Board of Directors.

EnCana has an Integrity Hotline in place to provide an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Hotline orally or in writing and may be made confidentially or anonymously. All concerns reported through the Integrity Hotline relating to violations of policies or practices are handled in accordance with the Investigations Practice. An Integrity Hotline report, which preserves confidentiality and anonymity, is prepared on a quarterly basis and is provided to the CREHS and Audit Committees at regularly scheduled Committee meetings.

In addition to the statutory obligations of directors to address conflict of interest matters, we have developed a protocol to assist EnCana's executive officers in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive officer to: confirm an individual director's potential conflict with the President & Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

EnCana also has a Policy on Disclosure, Confidentiality and Employee Trading that governs the conduct of all staff, contractors and directors and Restricted Trading and Insider Guidelines for directors and senior officers.

The President & Chief Executive Officer General Guidelines require the President & Chief Executive Officer to foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

The Corporate Constitution, Corporate Responsibility Policy, Business Conduct & Ethics Practice, and the President & Chief Executive Officer General Guidelines are available on our website www.encana.com.

NOMINATION OF DIRECTORS

The Board has appointed the NCG Committee which is comprised exclusively of independent directors. The NCG Committee has a written mandate establishing the NCG Committee's purpose which includes assessing and recommending new nominees to the Board. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that the Board can carry out its Mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations.

The NCG Committee gives consideration to the appropriate size of the Board for the ensuing year and, on a periodic basis, oversees the evaluation and assessment of the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members.

The NCG Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The NCG Committee is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure that EnCana continues to adhere to high standards of corporate governance.

The NCG Committee has the authority to retain and terminate any search firm to be used by the NCG Committee or the Board to identify candidates. The NCG Committee, upon approval by a majority of the members, may engage any outside resources deemed advisable.

COMPENSATION

The Board has appointed the HRC Committee which is comprised exclusively of independent directors. The HRC Committee has a written mandate which establishes the responsibilities of the HRC Committee. The HRC Committee may engage outside resources if deemed advisable and has the authority to retain and terminate any consultant used in the evaluation of executive officer compensation.

The HRC Committee has two primary functions:

•
to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues in support of the achievement of our business strategy and making recommendations to the Board as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to the President & Chief Executive Officer's compensation, evaluating the President & Chief Executive Officer's performance against those goals and objectives and making recommendations to the Board with respect to the President & Chief Executive Officer's compensation; and

•
to assist the Board in carrying out its fiduciary responsibilities in reviewing pension issues and overseeing the investment management of our savings and investment plans.

The Board reviews the adequacy and form of the directors' compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of EnCana. The NCG Committee recommends to the Board, for approval, the directors' compensation and the remuneration for the non-executive Chair of the Board. See "Statement of Executive

Compensation – Director Compensation" for information relating to the compensation received by the directors in 2008.

Towers Perrin advises EnCana on compensation and pension matters, including executive compensation. Towers Perrin also provides updates to EnCana on trends and best practices in the area of human resources and advises EnCana on the design of compensation plans. Annually, Towers Perrin provides a report to the HRC Committee with respect to compensation of executive officers and conducts a competitive compensation review of the salaries and short and long-term incentives provided to other EnCana employees relative to the compensation philosophy approved by the HRC Committee. In addition, Towers Perrin:

•
serves as actuary and consultant for the EnCana Corporation Canadian Pension Plan;

•
serves as asset management consultant for the pension and investment plans; and

•
conducts compensation and workforce surveys, in which EnCana participates, and advises on compensation and related matters.

The HRC Committee has retained Hewitt Associates to provide the HRC Committee with independent compensation consulting services. Pursuant to their engagement, Hewitt Associates advises the HRC Committee in its review of executive compensation practices, executive compensation plan designs, market trends and regulatory considerations.

Hewitt Associates does not recommend compensation levels for executive officers of EnCana; however, the engagement by the HRC Committee of an independent consultant provides the HRC Committee with additional expertise and a broader independent perspective on compensation plans and executive compensation. Hewitt Associates takes direction from and reports to the HRC Committee through the Chair of the HRC Committee. The HRC Committee Chair reviews the performance of Hewitt Associates on an annual basis and approves all compensation paid to Hewitt Associates for their consulting services. Hewitt Associates has not been retained by EnCana for any other consulting services, however, EnCana has purchased certain publications and surveys from Hewitt Associates.

The HRC Committee has reviewed, commented on and recommended to our Board for approval the Statement of Executive Compensation contained in this Information Circular.

AUDIT COMMITTEE

All of the Audit Committee members are independent and financially literate pursuant to NI 52-110.

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by EnCana's financial statements.

The SEC requires a company, like EnCana, that files reports under the United States Securities Exchange Act of 1934 to disclose annually whether its board of directors has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. The rule defines "audit committee financial expert" to mean a person who has the following attributes:

•
an understanding of financial statements and, in the case of EnCana, Canadian generally accepted accounting principles;

•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by EnCana's financial statements, or experience actively supervising one or more persons engaged in such activities;

•
an understanding of internal controls and procedures for financial reporting; and

•
an understanding of audit committee functions.

One Audit Committee member, Ms. Peverett, has been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.

The SEC further requires, pursuant to Rule 10A-3 of the United States Securities Exchange Act of 1934, that each member of a company's audit committee be independent. All of the Audit Committee members are "independent" as that term is defined by the SEC.

The Audit Committee has a written mandate which sets out the Audit Committee's duties and responsibilities including the following:

•
reviewing and approving management's identification of principal financial risks and monitoring the process to manage such risks;

•
overseeing and monitoring our compliance with legal and regulatory requirements;

•
receiving and reviewing the reports of the audit committee of any subsidiary with public securities;

•
overseeing and monitoring the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance;

•
overseeing audits of EnCana's financial statements;

•
overseeing and monitoring the qualifications, independence and performance of our external auditors and internal auditing department;

•
providing an avenue of communication among the external auditors, management, the internal auditing department and the Board of Directors; and

•
reporting to the Board of Directors regularly.

The Audit Committee Mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a Committee of the Board. The Board reviews and re-assesses this Mandate on an annual basis.

The Audit Committee reviews and provides recommendations to the Board on the adequacy of EnCana's internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee an annual report on our control environment as it pertains to EnCana's financial reporting process and controls.

The Audit Committee meets regularly in-camera with the internal auditors and the external auditors. The Audit Committee Mandate requires that the Audit Committee meet regularly with the external auditors without management present.

The Audit Committee may retain, obtain advice or otherwise receive assistance from independent counsel, accountants or others to assist it in carrying out any of its duties.

For further information about EnCana's Audit Committee and a copy of the Audit Committee Mandate, please see pages 54 to 56 and Appendix C of our Annual Information Form dated February 20, 2009 which is available on our website www.encana.com.

OTHER BOARD COMMITTEES

Reserves Committee

EnCana has 100 percent of its reserves evaluated by independent qualified reserves evaluators. The Reserves Committee is comprised solely of independent directors. Pursuant to its Mandate, the Reserves Committee reviews the qualifications and appointment of the independent qualified reserves evaluators, the procedures for providing information to the evaluators and the annual reserves estimates prior to public disclosure.

Corporate Responsibility, Environment, Health and Safety Committee

The CREHS Committee's primary function is to assist the Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to the Board on EnCana's policies, standards and practices with respect to corporate responsibility, including the environment, occupational health, safety, security, and overall business conduct and ethics.

Committees Created for Proposed Arrangement

On May 11, 2008, we announced the proposed Arrangement to create two publicly traded companies – one a pure-play natural gas company ("GasCo") and the other a fully integrated oil company with in-situ oil properties and refineries supplemented with established natural gas and oil production ("Cenovus"). It was expected that GasCo would retain the name EnCana Corporation. At a Board meeting held on June 4, 2008, the Board created a GasCo Committee and a Cenovus Committee which were charged with the oversight of strategic planning, governance and other matters related to each of the two separate public entities that would result from the Arrangement.

Given the uncertainty and volatility in the global financial markets, EnCana announced on October 15, 2008 that it intended to delay the timing of the Arrangement until clear signs of stability returned to the financial markets. EnCana remains committed to the Arrangement and, as such, the GasCo and Cenovus Committees of the Board will continue their oversight related to each of the resulting separate public entities to help ensure EnCana can move forward with the Arrangement at the appropriate time. It is expected that the current members of the GasCo and Cenovus Committees will be the designated directors of the new entities upon the Arrangement becoming effective.

Additional details of the Arrangement are available in the 2008 news releases dated May 11, October 15, October 23 and December 11 on our website www.encana.com.

ASSESSMENTS OF THE BOARD

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The NCG Committee is responsible for assessing the effectiveness of the Board and Committees of the Board. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of the Board, Committees of the Board and each director. To assist the Chair in his review, each director completes an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. Formal long-form effectiveness questionnaires are used every two years, and more abbreviated forms are used in alternating years. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of the Board. The NCG Committee assesses the adequacy of information given to directors, communication between the Board and management and the processes of the Board and Committees.

The NCG Committee will recommend to the Board any changes that would enhance the performance of the Board based on all of the NCG Committee's assessments.

KEY GOVERNANCE DOCUMENTS

There are many policies and practices that support the corporate framework at EnCana. The following documents constitute key components of EnCana's corporate governance system and can be found on our website www.encana.com:

•
Business Conduct & Ethics Practice

•
Corporate Constitution

•
Corporate Responsibility Policy

•
Board of Directors' Mandate

•
Chair of the Board of Directors and Committee Chair General Guidelines

•
President & Chief Executive Officer General Guidelines

•
Audit Committee Mandate

•
Corporate Responsibility, Environment, Health and Safety Committee Mandate

•
Human Resources and Compensation Committee Mandate

•
Nominating and Corporate Governance Committee Mandate

•
Reserves Committee Mandate

OTHER MATTERS

EnCana's management is not aware of any business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

The final date by which EnCana must receive shareholder proposals for the annual meeting of shareholders of EnCana to be held in 2010 is December 11, 2009. All proposals should be sent by registered mail to the Corporate Secretary, EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live audio webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website www.encana.com and will also be provided in a news release prior to the Meeting.

Additional information concerning EnCana, including our consolidated interim and annual financial statements and management's discussion and analysis thereon, and our latest Annual Information Form dated February 20, 2009, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

We will provide, without charge to a securityholder, a copy of EnCana's latest Annual Information Form dated February 20, 2009 and any documents incorporated therein by reference, our 2008 Annual Report to shareholders containing the Consolidated Financial Statements for 2008 together with the Auditors' Report thereon and Management's Discussion and Analysis, interim financial statements for subsequent periods, and this Information Circular upon request to the Corporate Secretary, EnCana Corporation, 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, telephone: (403) 645-2000. This information may also be accessed on our website www.encana.com.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your proxy form, please contact Georgeson, our proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North America Toll-Free Number: 1-866-725-6576

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

February 28, 2009

Kerry D. Dyte
Corporate Secretary

APPENDIX A

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The reserves and other oil and gas information contained in this Information Circular have been prepared in accordance with U.S. disclosure standards, in reliance on an exemption from the Canadian disclosure standards granted to EnCana by Canadian securities regulatory authorities. Such information may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserves quantities disclosed in this Information Circular represent net proved reserves calculated on a constant price basis using the standards contained in U.S. Securities and Exchange Commission Regulation S-X and United States Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities". For additional information with respect to the differences between U.S. requirements and NI 51-101 requirements, please refer to EnCana's Annual Information Form dated February 20, 2009.

The following sets out the methods of calculation of Tcfes, Bcfes, MMcfes, Mcfes, production replacement and finding and development costs referred to on pages 14 to 16 of this Information Circular as required pursuant to NI 51-101:

•
Certain crude oil and natural gas liquids ("NGLs") volumes have been converted to cubic feet equivalent ("cfe") on the basis of one barrel ("bbl") to six thousand cubic feet ("Mcf"). Also, certain natural gas volumes have been converted to barrels of oil equivalent ("BOE") on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

•
Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2008, are calculated by summing one or more of revisions and improved recovery, extensions and discoveries, acquisitions and divestitures.

•
Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Proved reserves added in 2008 included both developed and undeveloped quantities. Additions to EnCana's proved undeveloped reserves were consistent with EnCana's resource play focus. EnCana estimates that approximately 70 percent of its proved undeveloped reserves will be developed within the next four years.

	2008	2007	2006	3-year Average

Finding and development cost for total operations (US$/Mcfe)	2.50	1.65	1.99	2.02

EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.

NON-GAAP MEASURES

EnCana's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This Information Circular, however, contains references to non-GAAP measures, such as cash flow, operating earnings, free cash flow, capitalization and adjusted EBITDA, which do not have any standardized meaning as prescribed by GAAP. Therefore, these measures may not be comparable to similar measures presented by other issuers. Management's use of these measures has been disclosed further in Management's Discussion and Analysis contained in our 2008 Annual Report.

Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows.

Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of EnCana's underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

Capitalization is a non-GAAP measure defined as debt plus shareholders' equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward EnCana's overall debt position as measures of our overall financial strength.

Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

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APPENDIX B

BOARD OF DIRECTORS' MANDATE

GENERAL

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

SPECIFIC

Executive Team Responsibility

•
Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•
In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•
Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•
Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•
Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•
Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•
Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•
Ensure that an adequate system of internal control exists.

•
Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•
Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•
Approve annual operating and capital budgets.

•
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•
Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•
Approve a Business Conduct & Ethics Practice for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

Board Process/Effectiveness

•
Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•
Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•
Approve the nomination of directors.

•
Provide a comprehensive orientation to each new director.

•
Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•
Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•
Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•
Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•
Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•
Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•
Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, Corporate Constitution, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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TABLE OF CONTENTS
ENCANA CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
ENCANA CORPORATION
INFORMATION CIRCULAR
GENERAL INFORMATION
VOTING INFORMATION
PURPOSES OF THE MEETING
AUDITORS' FEES
STATEMENT OF EXECUTIVE COMPENSATION
EQUITY COMPENSATION PLAN INFORMATION
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER MATTERS
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
QUESTIONS AND OTHER ASSISTANCE
DIRECTORS' APPROVAL
APPENDIX A
APPENDIX B